SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                             For November 18, 2004




                               TELMEX CORP S.A.
                        (formerly Chilesat Corp S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELMEX CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of the Company's consolidated financial statements as of September 30, 2004, prepared in accordance with Chilean generally accepted accounting principles.

                      TELMEX CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)


                            ASSETS                 As of September 30,
                            ------                 -------------------
                                                  2004             2003
                                                  ----             ----
                                                 ThCh$            ThCh$
CURRENT ASSETS

  Cash                                              512,954         1,123,322
  Time deposits                                           -           688,402
  Marketable securities (net)                         5,041             4,631
  Trade accounts receivable (net)                 9,894,260         7,279,790
  Notes receivable (net)                             98,783           168,281
  Other receivables                               1,278,795         1,352,784
  Notes and accounts receivable from related
    companies                                       226,703                 -
  Recoverable taxes                                 997,838         1,016,223
  Prepaid expenses                                1,270,482         1,338,436
  Other current assets                              466,267         2,201,075
                                                -----------       -----------
  Total current assets                           14,751,123        15,172,944
                                                -----------       -----------

PROPERTY, PLANT AND EQUIPMENT

  Land                                              352,079           550,783
  Buildings and infrastructure works             49,575,351        49,863,604
  Machinery and equipment                        65,176,622        61,120,466
  Other property, plant and equipment            28,859,566        27,019,609
  Accumulated depreciation (less)               (78,612,972)      (69,510,663)
                                                -----------       -----------
  Total net property, plant and equipment        65,350,646        69,043,799
                                                -----------       -----------

OTHER ASSETS
  Investments in other companies                        310               310
  Goodwill                                          421,916           448,815
  Long-term notes and accounts receivable
    from related companies                                -            81,769
  Others                                             70,729            37,706
                                                -----------       -----------
  Total other assets                                492,955           568,600
                                                -----------       -----------
TOTAL ASSETS                                     80,594,724        84,785,343
                                                ===========       ===========


                      The accompanying notes 1 to 25 are
          an integral part of these consolidated financial statements

                      TELMEX CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)

                                                       As of September 30,
                                                       -------------------
                                                      2004           2003
                                                      ----           ----
LIABILITIES AND SHAREHOLDERS' EQUITY                 ThCh$          ThCh$

CURRENT LIABILITIES
  Short-term obligations with banks and
    financial institutions                                    -              -
  Short-term portion of long-term obligations
    with banks and financial institutions               220,307        750,213
  Long-term obligations maturing within a year        4,309,266      6,626,578
  Accounts payable                                   12,643,656     13,667,961
  Notes payable                                         590,666         28,588
  Other payables                                        355,099        422,884
  Notes and accounts payable to related companies    17,053,729          5,827
  Provisions                                            740,556        451,777
  Withholdings                                          660,971        510,366
  Income tax                                              1,659          2,386
  Unearned income                                     1,212,462      1,079,496
                                                   ------------    ------------
  Total current liabilities                          37,788,371     23,546,076
                                                   ------------    ------------

LONG-TERM LIABILITIES
  Obligations with banks and financial
    institutions                                      2,055,719     14,944,043
  Long-term notes payable                             6,300,842      7,969,767
  Long-term provisions                                1,119,586      1,277,673
  Other long-term liabilities                         5,693,278      4,455,982
                                                   ------------    ------------
  Total long-term liabilities                        15,169,425     28,647,465
                                                   ------------    ------------
MINORITY INTEREST                                      (294,362)       (33,012)
                                                   ------------    ------------

SHAREHOLDERS' EQUITY
  Paid-in capital                                   188,666,699    189,711,790
  Contributed surplus                                 3,585,044      2,276,541
  Other reserves                                     (3,025,402)    (3,158,705)
  Accumulated losses                               (157,953,449)  (147,927,320)
  Loss for the period                                (3,341,602)    (8,277,492)
                                                   ------------   ------------
  Total shareholders' equity                         27,931,290     32,624,814
                                                   ------------   ------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         80,594,724     84,785,343
                                                   ============   ============

                      The accompanying notes 1 to 25 are
          an integral part of these consolidated financial statements

                      TELMEX CORP S. A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
      (Translation of financial statements originally issued in Spanish)

                                                   For the years ended as
                                                      of September 30,
                                                     -------------------
                                                   2004               2003
                                                   ----               ----
                                                   ThCh$             ThCh$
OPERATING INCOME
  Operating income                              33,155,049         33,556,564
  Operating cost                               (23,117,497)       (25,586,007)
                                               -----------        -----------
  Gross margin                                  10,037,552          7,970,557
  Administration and selling expenses          (11,926,549)       (14,418,637)
                                               -----------        -----------
Operating income                                (1,888,997)        (6,448,080)
                                               -----------        -----------

NON-OPERATING INCOME

  Financial income                                 210,859            348,328
  Other non-operating income                     2,044,445          7,862,374
  Amortization of goodwill                         (18,080)           (23,460)
  Financial expenses                            (1,603,910)        (1,597,166)
  Other non-operating expenses                  (2,465,700)        (8,917,362)
  Price-level restatement                          315,541            (73,489)
  Exchange differences                             (93,908)           356,934
                                               -----------        -----------
Non-operating income                            (1,610,753)        (2,043,841)
                                               -----------        -----------
Income before income tax                        (3,499,750)        (8,491,921)
  Income tax                                        (8,460)            (9,923)
                                               -----------        -----------
Loss before minority interest                   (3,508,210)        (8,501,844)
  Minority interest                                166,608            224,352
                                               -----------        -----------
Loss for the period                             (3,341,602)        (8,277,492)
                                               ===========        ===========


                      The accompanying notes 1 to 25 are
          an integral part of these consolidated financial statements

                      TELMEX CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)

                                                    For the years ended
                                                    as of September 30,
                                                    -------------------
                                                  2004               2003
                                                  ----               ----
                                                 ThCh$              ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

Collection of trade accounts receivable         31,693,512         31,169,521
Financial income received                           17,674             40,746
Other income received                              392,779             69,883
Payments to suppliers and personnel            (29,924,274)       (26,512,291)
Interest paid                                     (660,097)          (406,922)
Income tax paid                                    (36,173)           (33,870)
Other expenses paid                               (601,307)          (834,297)
VAT and other similar taxes paid                (2,549,958)        (1,697,270)
                                               -----------        -----------
Net cash flows provided by (used in)
  operating activities                          (1,667,844)         1,795,500

CASH FLOWS FROM FINANCING ACTIVITIES

Placement of cash shares                            77,061                  -
Proceeds from loans                                      -         11,435,547
Other sources of financing                      17,148,929                  -
Loan payments                                  (13,031,987)          (647,678)
Other financing disbursements                      (10,049)           (79,189)
                                               -----------        -----------
Net cash flows (provided by) used in
  financing activities                           4,183,954         10,708,680
                                               -----------        -----------

CASH FLOWS FROM INVESTMENT ACTIVITIES

Sale of property, plant and equipment            2,034,803          1,976,825
Other investment income                            588,817             63,672
Addition of property, plant and equipment       (6,975,549)        (9,532,910)
Other loans to related companies                         -         (1,883,136)
Other investment disbursements                    (241,086)          (798,283)
                                               -----------        -----------
Net cash flows used in investment activities    (4,593,015)       (10,173,832)
                                               -----------        -----------
Net cash flows for the year                     (2,076,905)         2,330,348

Effect of price-level restatement on cash and
  cash equivalents                                 (16,069)          (139,294)
                                               -----------        -----------
Increase (decrease) in cash and cash
  equivalents                                   (2,092,974)         2,191,054
Cash and cash equivalents beginning of period    2,605,928            990,005
                                               -----------        -----------
Cash and cash equivalents end of period            512,954          3,181,059
                                               ===========        ===========

                      The accompanying notes 1 to 25 are
         an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)

                                                      For the years ended
                                                      as of September 30,
                                                      -------------------
RECONCILIATION OF NET CASH FLOWS
FROM OPERATING ACTIVITIES
AND INCOME FOR THE PERIOD                             2004            2003
-------------------------                             ----            ----
                                                      ThCh$           ThCh$

Loss for the period                                (3,341,602)     (8,277,492)

Income from the sale of assets:

Loss on sale of property, plant and equipment          47,681          49,668
Income on sale of investments                        (332,232)              -

Charges (credits) to income which do not represent cash flows:

Depreciation for the period                         6,434,742       8,643,734
Amortization of intangibles                             2,845           2,672
Write-off and provisions                            1,105,874       8,184,092
Amortization of goodwill                               18,080          23,460
Price-level restatement                              (315,541)         73,489
Exchange differences                                   93,908        (356,934)
Other charges to income which do not
  represent cash flows                                 (8,734)     (5,235,525)

Changes in assets which affect cash flows:

Increase in trade accounts receivable             (11,411,547)    (11,744,767)
Increase in other assets                           (1,475,507)     (1,395,104)

Changes in liabilities, which affect
  cash flows:


Increase in accounts payable related to
  operating income                                  5,450,640      10,359,779
Increase in interest payable                          938,902       1,180,252
(Decrease) Increase in income taxes payable           (27,713)        (23,946)
Increase in other accounts payable related to
  non-operating income                              1,591,167         341,404
Net decrease in Value Added Tax and other
  similar taxes payable                              (272,199)        195,070
Minority interest net income                         (166,608)       (224,352)
                                                  -----------      ----------
NET CASH FLOWS PROVIDED BY (USED IN) OPERATING
  ACTIVITIES                                       (1,667,844)      1,795,500
                                                  ===========      ==========

                      The accompanying notes 1 to 25 are
         an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF SEPTEMBER 30, 2004 AND 2003

NOTE 1 - REGISTRATION IN THE SECURITIES REGISTRY

     The Parent Company is registered in the Securities Registry under No. 0350 and is overseen by the Superintendency of Securities and Insurance.

     Subsidiary Chilesat S.A. is registered in the Securities Registry under No. 0487 and is overseen by the Superintendency of Securities and Insurance.

     On June 30, 2004, at an Extraordinary Stockholders Meeting, it was decided to change the name of Chilesat Corp. S.A. to Telemex Corp. S.A.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

  a) Accounting period

     These financial statements cover the period from January 1, to September 30, 2004 and 2003. With comparative figures for the same period of the both years.

  b) Basis of preparation

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile issued by the Chilean Association of Accountants, and with standards set forth by the Superintendency of Securities and Insurance. Should there be discrepancies between them, the standards set forth by the Superintendency of Securities and Insurance shall prevail.

  c) Basis of presentations

     For comparison purposes, the figures in the financial statements as of September 30, 2003, were price-level restated by the percentage of the variation in the CPI for the period, which was 1.6%. In addition, certain balances of 2003 have been reclassified for comparative purposes.

  d) Basis of consolidation

     These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions between consolidated companies have been eliminated and the participation of the minority shareholders has been recognized under "minority interest". The subsidiaries included in consolidation are as follows:

   TAXPAYER No.                 Company Name                              Participation percentage
                                                             --------------------------------------------------
                                                                            2004                         2003
   -----------     ---------------------------------------   -----------------------------------       --------
                                                             Direct       Indirect        Total          Total
                                                             ------       --------      --------       --------
   88.381.200-K    Telmex S.A.                               99.9997            -        99.9997        99.9997
   95.714.000-9    Telmex Servicios Empresariales S.A.       99.9900            -        99.9900        99.9900
   96.628.790-K    Texcom S.A.                               98.4432       0.8020        99.2452        98.4432
      Panama       Landana Properties Inc.                  100.0000            -       100.0000       100.0000
   Islas Caiman    Telex Chile Overseas Ltd.                 99.4050       0.5950       100.0000       100.0000
   96.756.140-1    Telsys S.A.                               99.9997       0.0003       100.0000       100.0000
   96.928.370-0    Net-Chile S.A.                            99.0000       1.0000       100.0000       100.0000

     As of September 30, 2004 and 2003 the consolidated financial statements include the assets and liabilities of the following foreign subsidiaries of Texcom S.A.

   TAXPAYER No.                 Company Name                              Participation percentage
                                                             --------------------------------------------------
                                                                            2004                         2003
   -----------     ---------------------------------------   -----------------------------------       --------
                                                             Direct       Indirect        Total          Total
                                                             ------       --------      --------       --------
   96.819.710-K    Texcom Chile S.A.                         0.0002        99.9998      100.0000              -
       EE UU       Alliston Properties Inc.                       -        98.4432       98.4432        98.4432
      Panama       Kroll S.A.                                     -        98.4432       98.4432        98.4432
       EE UU       Telecom. Investments Joint Venture             -        88.5989       88.5989        88.5989
       Peru        Perusat S.A.                                   -        93.6687       93.6687        93.6687

     As of September 30, 2004 and 2003 the consolidated financial statements include the assets and liabilities of the following subsidiaries of Telsys S.A.

   TAXPAYER No.                 Company Name                              Participation percentage
                                                             --------------------------------------------------
                                                                            2003                         2002
   -----------     ---------------------------------------   -----------------------------------       --------
                                                             Direct       Indirect        Total          Total
                                                             ------       --------      --------       --------
   96.969.270-8    Inversiones Proventus S.A.               55.0000              -       55.0000        55.0000
   96.937.100-6    Gestion Integral de Clientes S.A.         0.0100        54.9900       55.0000        55.0000

     Additional information:

     Telsys S.A.

     On June 16, 2004, Texcom Chile S.A. sold to Telsys S.A. 54,210 shares of its affiliate Telex Chile Overseas Ltd. for an amount of MUS$ 54.


     NACS Communications Inc.:

     On May 1, 2003 the company decided to discontinue operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has decided to liquidate under Chapter VII of the US legislation.


     Texcom Chile S.A.

     On December 10, 2003, Chilesat Corp S.A. sold to Texcom Chile S.A. 54,210 shares of its affiliate Telex Chile Overseas Ltd. for an amount of MUS$ 54.


     Telmex S.A.:

     On January 6, 2003 Telmex Corp S.A. increased the capital of Telmex S.A. in the amount of ThCh$ 43,440,234 (historic value) equivalent to 246,427,469 shares, by capitalizing the loan against the latter.

     Colomsat S.A.

     On March 26, 2004, the Company ended the sale of 100% of the shares of the subsidiary Colomsat S.A. and risk bonds of the respective sellers as well as debts subsequent to the agreement for a total sum of US$ 396,901.30 plus 60% of the price that the purchasers would receive in the sale of the Company prior to December 31, 2004.

  e) Price-level restatement

     The consolidated financial statements have been restated as price-level restatement regulations in accordance with generally accepted accounting principles in Chile, in order to recognize the effects of changes in the purchasing power of the currency during the respective periods. The accumulated variation in the CPI for the periods ended as of September 30, 2004 and 2003, was 1.9% and 1,2% respectively.

  f) Basis of conversion

     At each period-end assets and liabilities in foreign currency and in unidades de fomento (UF) have been converted to Chilean pesos based on the following exchange rates:

                                                  Ch$ per unit
                                              ---------------------
                                              2004             2003
                                              ----             ----
Unidad de fomento (UF)                    17,190.78         16,946.03
United States dollar                         608.90            660.97

  g) Time deposits

     Investments in time deposits include principal plus readjustments and accrued interest at each period-end.

  h) Marketable securities

     Marketable securities include various investments, valued as follows:

      - Shares: At price-level restated acquisition cost or market value of the portfolio at each period-end, whichever is less.

      -   Mutual funds: At the value of the respective unit at each period-end.

  i) Allowance for doubtful accounts

     An allowance for doubtful accounts has been established as of each period-end, considering balances that are deemed to be of doubtful recovery on the basis of the age of the respective accounts receivable.

  j) Other current assets

     Other current assets include investments in securities with repurchase agreements, valued at cost plus interest as of each year-end, in addition to securities in guarantee.

  k) Property, plant and equipment

     Property, plant and equipment are presented at price-level restated cost, which includes real construction and financing costs incurred by the companies until the assets are in condition to be used, applying the average real rate of financing cost.

     Property, plant and equipment maintenance, carried out in order to keep the assets operating normally, is charged to income in the period in which they are incurred.

  l) Depreciation of property, plant and equipment

     Depreciation has been calculated using the straight-line method based on the remaining useful lives of the assets.

     The depreciation charge for the period is ThCh$ 6.434.742 (ThCh$
     8.643.734 in 2003).

  m) Leased assets

     Property, plant and equipment acquired under a financial lease are recorded at the current value of the contract, which is established discounting the value of periodic installments and the purchase option at the implicit interest rate of the respective contract. The respective obligation is presented in the short and long-term portion of notes payable net of deferred interest.

  n) Investments in related companies

     Investments in related companies have been valued using the Equity method, recognizing participation in income on an accrual basis. Foreign investments have been valued applying the valuation methodology defined in Technical Bulletin No. 64 of the Chilean Association of Accountants. Those investments have been translated in accordance with accounting principles used in Chile and are controlled in United States dollars, in accordance with the mentioned bulletin.

  o) Accumulated deficit in development period of subsidiaries

     In compliance with instructions from the Superintendency of Securities and Insurance, disbursements and obligations originating during the organization and startup stage of subsidiaries, not assignable to the cost of intangible or nominal assets, are presented reducing the shareholders' equity of each subsidiary.

     The accumulated deficit development period generated by subsidiaries has been recognized proportionately on the basis of the financial statements of the issuer, with a charge to the Parent Company's shareholders' equity.

  p) Investment in other companies

     Investments in other companies are presented at price-level restated acquisition cost.

  q) Goodwill

     Goodwill represents the difference between the acquisition value of shares of companies and the equity value of that investment as of the purchase date. Amortization periods are determined considering factors such as past or projected financial net income or losses, operating cash flows and other relevant aspects, over a maximum amortization period of 20 years.

  r) Income tax and deferred income tax

     Income tax is determined on the basis of net taxable income determined in accordance with the Income Tax Law.

     As of January 2000, deferred income taxes are recorded in accordance with Circular No. 1.466 of January 27, 2000 issued by the Superintendency of Securities and Insurance, determined on the basis of temporary differences between the tax and accounting base of assets and liabilities, in accordance with Technical Bulletins 60, 68, 69, 71 and 73 of the Chilean Association of Accountants.

     In accordance with accounting principles, the future realization of tax benefits for deductible temporary differences or tax losses, depend on the existence of sufficient taxable net income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however these are generating tax losses and they are redefining the future tax planning strategy. Therefore in accordance with Technical Bulletin No. 60, the Parent Company and its subsidiaries have established a valuation provision equivalent to 100% of the possible tax benefits originating due to temporary differences and tax losses, in the total amount of Thch$ 17.113.092 as of September 30, 2004.

  s) Staff severance indemnities

     The Parent Company and its subsidiaries have no agreements with employees for payment of staff severance indemnities. Those effectively paid are charged to income for each period.

  t) Recognition of income

     The Parent Company and its subsidiaries recognize income when services are rendered. The Parent Company and its subsidiaries record both invoices receivable and the amount of services rendered and not invoiced under "trade accounts receivable".

     Income generated from the sale of prepayment cards are recognized as income in the month when the traffic is used or in which the card expires, whichever comes first. The unused traffic to which the activated cards have a right to is shown as deferred income in current liabilities (see Note 15).

  u) Recording of long distance traffic

     International long distance service

     Income from subscribers

     Income from international telephone service subscribers is recognized on an accrual basis. Services rendered and not invoices in each period are included under "trade accounts receivable".

     International traffic exchange

     Subsidiary Chilesat S.A. has signed agreements with foreign correspondents which establish the conditions under which international long distance traffic is sent and received. Under these agreements, the Company must receive international traffic from each foreign correspondent in the same proportion in which the Company participates in total international traffic sent to that correspondent from Chile. Net traffic exchanges are charged or paid on the basis of the rates established in the respective agreements.

     National long distance service:

     National long distance income is recognized on the basis of calls made and measured at the exchange plants, based on the agreed upon or current rates for each service. Calls made and not invoiced are included in "trade accounts receivable".

  v) Computer software

     The Company only has computer software purchased from third parties and their cost is amortized over a maximum of 4 years.

  w) Research and development expenses

     The Parent Company and its subsidiaries have had no research and development costs for special projects or studies. Should this situation occur in the future, those costs must be charged to income in the period that they are incurred.

  x) Statement of cash flows

     In accordance with Technical Bulletin No. 50 of the Chilean
     Association of Accountants and Circulare 1312 of the Superintendency of Securities and Insurance, the Company has considered as cash equivalents all investments made as part of the normal management of cash surpluses maturing in less than 90 days.

     "Cash flows from operating activities" includes all cash flows related to the Company's line of business, including interest paid and financial income. It should be noted that the operating concept used in these financial statements is much broader than that used in the statement of income.

     As of September 30, 2004 and 2003, the detail of cash and cash equivalents is as follows:

                                                  2004            2003
                                                  ----            ----
                                                  ThCh$           ThCh$

Cash                                            512,954        1,123,322
Time deposits                                         -          688,402
Purchase operations with sale-back agreement          -        1,369,335
                                               --------        ---------
TOTAL                                           512,954        3,181,059
                                               ========        =========

NOTE 3 - ACCOUNTING CHANGES

     During the period ended as of September 30, 2004, there were no changes in the accounting principles used in relation to the previous year which could significantly affect the interpretation of these financial statements.


NOTE 4 - MARKETABLE SECURITIES

     The breakdown of marketable securities as of September 30, 2004 and 2003 is as follows:

              Securities                            Book Value
              ----------                            ----------
                                               2004             2003
                                               ----             ----
                                              ThCh$             ThCh$

 Shares                                       5,041             4,631
Total marketable securities                   5,041             4,631

NOTE 5 - SHORT-TERM RECEIVABLES

         The breakdown of short-term receivables as of September 30, 2004 and 2003 is as follows:

                                                            Current                                      Long-term
                              ----------------------------------------------------------------------  ---------------
                                                Over 90 days up to 1
       DESCRIPTION            Up to 90 days             year          Subtotal   Total Current (net)
       -----------            -------------     --------------------  --------   -------------------   --------------
                             2004       2003      2004       2003       2004       2004      2003      2004     2003
                             ----       ----      ----       ----       ----       ----      ----      ----     ----
                             ThCh$     ThCh$      ThCh$      ThCh$      ThCh$     ThCh$      ThCh$     ThCh$    ThCh$
Trade accounts
  receivable            10,568,392  12,446,689  353,405    274,691   10,921,797 9,894,260  7,279,790      -        -
 Allowance for
  doubtful accounts              -           -        -          -    1,027,537

 Notes receivable          225,722   1,745,350    1,459      6,639      227,181    98,783    168,281      -        -
 Allowance for
  doubtful accounts              -           -        -          -      128,398

 Other receivables       1,278,795   1,337,353        -     15,431    1,278,795 1,278,795  1,352,784      -        -
 Allowance for
  doubtful accounts              -           -        -          -            -
                                                                                          Total
                                                                                          long-term
                                                                                          receivables-    -        -



                                        Breakdown of Short-term Receivables
                                        -----------------------------------
a) Trade accounts receivable
                                           2004                                        2003
                                           ----                                        ----
                                   ThCh$            %                          ThCh$            %
                              ----------------    ------                  ----------------     ------

National customers (1)          10,568,392                                  12,446,689
Allowance for doubtful
accounts (2)                    (1,027,537)                                 (5,441,590)
                              ----------------                            ----------------

Subtotal                         9,540,855          96.43%                   7,005,099          96.23%

Foreign customers
(correspondents)                   353,405                                     274,691
Allowance for doubtful
accounts                                 -                                           -
                              ---------------                            ----------------

Subtotal                           353,405           3.57%                     274,691           3.77%

                              -------------------------------             -------------------------------

            Total                9,894,260         100.00%                   7,279,790         100.00%
                              ===============================             ===============================




(1) These national customers include ThCh$ 4.771.277 (ThCh$ 3.263.888 in 2003) for traffic to be invoiced

(2) Evolution of bad debts

                                                  ThCh$
                                                  -----
Balances as of December 31, 2003                5,546,699

Application of write - offs tax                (4,838,054)
Increase in 2004                                  318,892
                                             ----------------

Balance as of September 30, 2004                1,027,537
                                             ================

b) Notes receivable

                                   2004                                        2003
                                   ThCh$            %                          ThCh$            %
                              ---------------     --------                ---------------      -------

Checks to be cashed                184,473                                     381,356
Allowance for doubtful
accounts                          (103,686)                                   (341,694)
                              ----------------                            ----------------

Subtotal                            80,787          81.78%                      39,662          23.57%

Promissory notes to be cashed       42,708                                   1,370,633
Allowance for doubtful
accounts                           (24,712)                                 (1,242,014)
                              ----------------                            ----------------

Subtotal                            17,996          18.22%                     128,619          76.43%

                             -------------------------------             -------------------------------

            Total                   98,783         100.00%                     168,281         100.00%
                             ===============================             ===============================



c) Other receivables

                                          2004                                          2003
                              -----------------------------               -------------------------------
                                   ThCh$            %                          ThCh$            %
                              --------------   ------------               ---------------   -------------
 Collections entities            1,089,094          85.17%                   1,139,788          84.26%
 Prepaid to suppliers              131,050          10.25%                     114,865           8.49%
 Other receivables                  58,651           4.58%                      98,131           7.25%
                              -------------------------------             -------------------------------

            Total                1,278,795         100.00%                   1,352,784         100.00%


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

         a) Notes and accounts receivable from and payable to related entities

                  As of September 30, 2004 and 2003, the balances are as follows:

                  NOTES AND ACCOUNTS RECEIVABLE


 Taxpayer No.                      Company                            Short-term                 Long-term
 ------------                      -------                            ----------                 ---------
                                                                  2004         2003          2004         2003
                                                                  ----         ----          ----         ----
                                                                  ThCh$        ThCh$        ThCh$         ThCh$

 96.819.710-K   Texcom Chile S.A.                                        -            -            -      81,769
 96.569.500-1   Telmex Chile Wireless S.A.                           2,071            -            -           -
 96.856.970-8   Telmex Chile Telephony S.A.                            100            -            -           -
 96.584.930-0   Telmex Chile Network S.A.                          224,532            -            -           -
                                                                  --------     --------     --------      ------
    Totales                                                        226,703            -            -      81,769



NOTES AND ACCOUNTS PAYABLE

                           Company                                     Long-term                 Long-term
                           -------                                     ---------                 ---------
                                                                  2004         2003          2004         2003
                                                                  ----         ----          ----         ----
                                                                  ThCh$        ThCh$        ThCh$         ThCh$

  96.667.200-5   Telmex Chile Internet S.A.                      1,223,027            -            -             -
  96.901.710-5   Telmex Chile Holding S.A.                      15,327,853            -            -             -
  96.631.610-1   Telmex Chile Long Distance S.A.                   497,114            -            -             -
  77.180.410-1   Inversiones Dona Candelaria Cia. Ltda.              5,735        5,827            -             -
                                                                ----------     --------     --------    ----------
     Totales                                                    17,053,729        5,827            -             -


Concepts and Conditions 2004:

         Inversiones Dona Candelaria Cia. Ltda.
         Concept: Current account transfer.
         Conditions: Short-term

         Texcom Chile S.A.:
         Concept: Sale of equipment and investment in subsidiary
         Conditions: Collection is related to realization of the asset.


         Telmex Chile Long Distance S.A.
         Concept: Current account transfer and services of telecomunications.
         Conditions: Short-term

         Telmex Chile Network S.A.
         Concept: Current account transfer.
         Conditions: Short-term

         Telmex Chile Internet S.A
         Concept: Current account transfer.
         Conditions: Short-term

         Telmex Chile Holding S.A
         Concept: Current account transfer.
         Conditions: Short-term

         Telmex Chile Wireless S.A
         Concept: Current account transfer.
         Conditions: Short-term

         Telmex Chile Telephony S.A.
         Concept: Current account transfer.
         Conditions: Short-term

b)   Transactions with related parties

     During the periods ended as of September 30, 2004 and 2003, the Parent Company and its subsidiaries have made the following significant transactions with related parties, which correspond to operations in the line of business and which have been carried out under prevailing market conditions:

                                                                                                2004                   2003
                                                                                          -----------------   ---------------------
                                                                                                  Effect on               Effect
                                                                                                    income                on income
                                               Nature of              Transaction                 (Charge)/               (Charge)/
         Company            Taxpayer No.     relationship             description         Amount   credit      Amount      credit
         -------            ------------     ------------             -----------         ------  ---------   -------   -----------
                                                                                          ThCh$    ThCh$      ThCh$         ThCh$

Bell Technologies S.A.     96.847.780-3  Director            Property, plant and
  (1)                                                          equipment purchase        913,210        -         -            -
                                                             Services received            38,827  (32,628)        -            -

Colomsat S.A. (1)           Colombia     Common              Correspondent services
                                         Directors &           provided                   28,075   28,075   130,445      130,445
                                         Shareholders


Comercial Siglo XXI        96.874.030-K  Common Directors    Property, plant and
 S.A. (1)                                                      equipment purchase        101,756   85,509         -            -
                                                             Services provided                77        -         -            -

Inversiones Dona           77.180.410-1  Shareholder of      Services received                 -        -     1,029       (1,029)
 Candelaria Cia. Ltda.                   subsidiary

Inversiones E.I.G. Cia.    77.633.480-4  Shareholder of      Services received                 -        -       643         (643)
 Ltda.                                   subsidiary

Inversiones RLM Cia.       78.429.140-5  Shareholder of      Services received                 -        -     1,544       (1,544)
 Ltda.                                   subsidiary

Jadresic y Consultores     77.252.740-3  Director            Services received             6,818   (6,818)   25,683      (25,683)
 Asociados Ltda. (1)

NACS Communications Inc.       E.E.U.U.  Common Director     Services received                -        -    20,811       (20,811)
                                         and Shareholders

Sinergy  Inversiones S.A.  96.972.010-8  Common Director     Services received            72,025  (48,312)    6,426       (5,446)
                                         and shareholders
                                         of subsid.

 Telmex Chile Long         96.631.610-1  Subsidiary in phase Services provided            18,985   15,954         -           -
  Distance S.A.                          of development      Services received             4,136   (3,475)        -           -

 Telmex Chile Network      96.584.930-0  Subsidiary in phase Services received            10,101   (8,488)        -           -
  S.A.                                    of development     Services provided             4,469    4,378         -           -
                                                             Property, plant and
                                                               equipment purchase         65,563        -         -           -

(1) This Corporations are no longer related corporations as of June 30, 2002.

NOTE 7 - INCOME TAX AND DEFERRED INCOME TAX

     a) Income tax

     As of September 30, 2004 and 2003 the Parent Company and subsidiaries indicated have not established a First Category Income Tax provision since each of them has tax losses, as per the following detail:

                                                 2004               2003
                                                 ----               ----
                                                ThCh$              ThCh$

 Telmex Corp S.A.                             41,655,430         42,091,714
 Telmex S.A.                                  35,321,086         32,824,658
 Telmex Servicios Empresariales S.A.           9,863,961          8,905,862
 Texcom S.A.                                   9,659,502          1,529,490
 Telsys S.A.                                   1,062,901            432,271
 Net-Chile S.A.                                  187,234            126,145
 Inversiones Proventus S.A.                        6,823              3,711
 Gestion Integral de Clientes S.A.             1,611,244          1,029,551
 Perusat S.A.                                  1,027,975            463,524
 Alliston Properties Inc.                      1,464,497            103,442
 Texcom Chile S.A.                             1,090,023                  -



Recoverable taxes shown in this item are as follows:

                                                         2004           2003
                                                         ----           ----
                                                         ThCh$         ThCh$

VAT credit                                              829,597       806,463
VAT credit (Peru)                                        93,341       125,926
Absorbed net income credit                                    -         5,314
Monthly prepaid tax installments (Peru)                   1,617        14,806
Monthly prepaid tax installments and other credits       81,929        70,759
Article 21 Single Tax                                    (8,646)       (7,045)

                                                    -------------   -----------
Recoverable taxes                                       997,838     1,016,223
                                                    =============   ===========

In the Parent Company, the provision for Article 21 Single Tax is shown under "current liabilities" under "2004 and 2003 income tax" as per the following details:

                                                   2004          2003
                                                   ----          ----
                                                  ThCh$         ThCh$

Article 21 Single Tax                              2,632         2,879
Income Tax EEUU                                       44             -
Monthly prepaid tax installments
  and other credits                               (1,017)         (493)

                                                ---------     --------
 Income Tax                                        1,659         2,386
                                                =========     ========


The Income Tax charge to income for the period is as follows:

                                                   2004           2003
                                                   ----           ----
                                                   ThCh$          ThCh$
Income Tax

Alliston Properties Inc.                              44              -

Article 21 Single Tax

Telmex Corp S.A.                                   1,580          2,878
Telmex S.A.                                        6,123          6,252
Telsys S.A.                                          713            793

                                               ---------       --------
Total charge to income                             8,460          9,923
                                               =========       ========

As of September 30, 2004, the Parent Company has no taxable retained earnings susceptible to being distributed to shareholders.

b) Deferred taxes

   Deferred taxes accumulated as of September 30, 2004 and 2003, are summarized as follows:

                                                           2004                                         2003
                                       -------------------------------------------  ---------------------------------------------
                                                                  Deferred Tax                                 Deferred Tax
             Description                Deferred Tax Assets        Liabilities       Deferred Tax Assets        Liabilities
             -----------                -------------------        -----------       -------------------        -----------
                                       Short-term  Long-term Short-term  Long-term  Short-term  Long-term  Short-term  Long-term
                                       ----------  --------- ----------  ---------  ----------  ---------  ----------  ---------
                                         ThCh$       ThCh$      ThCh$      ThCh$       ThCh$      ThCh$      ThCh$       ThCh$
       Temporary Differences
Allowance for doubtful accounts           74,737     962,419          -          -     981,084   1,122,256         -           -
Deferred income                          553,204     620,772          -          -     272,532     645,710         -           -
Vacation accrual                          97,018           -          -          -      63,565         783         -           -
Tax losses                                     -  17,077,894          -          -           -  14,919,745         -           -
Property, plant and equipment
  depreciation                                 -           -          -    201,902         923       8,550   157,546   1,460,877
Leased assets                                  -       4,162          -  1,526,607           -           -   254,176   2,094,183
Lease obligations                              -           -          -          -     172,379   2,306,313         -           -
Other provisions                             793      39,882     18,423     11,580      81,737           -    63,690           -
Complementary accounts - net of
accumulated amortization                       -  (3,504,935)         - (2,945,658)    (34,500) (3,691,560) (140,846) (3,085,477)

Valuation provision                     (725,752)(15,200,194)   (18,423) 1,205,569  (1,537,720)(15,311,797) (334,566)   (469,583)
                                        --------  ----------    -------  ---------  ---------- -----------  --------   ---------
Total                                          -           -          -          -           -           -         -           -
                                        --------  ----------    -------  ---------  ---------- -----------  --------   ---------


c) Composition of Income Tax in the Statement of Income:

            Item                                          2004          2003
                                                       ---------    ----------
Common tax expense (tax provision)                       (8,460)       (9,923)
Effect of deferred tax assets or
liabilities for the period                              611,905     1,290,340
Effect of amortization of deferred tax assets and
liabilities complementary accounts                       37,258      (490,365)
Effect of deferred tax assets or liabilities
due to changes in the valuation provision              (649,163)     (799,975)
                                                       --------      --------
Total                                                    (8,460)       (9,923)
                                                       --------      --------

NOTE 8 - OTHER CURRENT ASSETS

         Other current assets as of each period-end are as follows:

                                                        2004           2003
                                                        ThCh$          ThCh$
                                                        -----          -----
 Securities in guarantee                              224,594          831,740
 Purchase with resale agreement transactions             -           1,369,335
 Guarantee subsidiary Colomsat S.A. sale.             241,673             -
                                                    ----------      ----------
Total                                                 466,267        2,201,075
                                                    ==========      ==========

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

a) The breakdown of property, plant and equipment is as follows:

                                                          2004                                   2003
                                           ------------------------------------  -----------------------------------
                                           Gross      Accumulated                 Gross       Accumulated
               Item                        Value     Depreciation    Net Value    Value      Depreciation  Net Value
-----------------------------------        --------  ------------   -----------  ---------   ------------  ---------
                                           ThCh$         ThCh$        ThCh$       ThCh$         ThCh$        ThCh$
 Land                                        352,079             -     352,079      550,783            -      550,783

 Buildings and infrastructure works       49,575,351  (20,848,988)  28,726,363   49,863,604  (18,326,841)  31,536,763

 Machinery and equipment                  65,176,622  (44,488,712)  20,687,910   61,120,466  (40,205,129)  20,915,337

 Other property, plant and equipment

    Furniture                              2,461,117   (2,020,747)     440,370    2,416,549   (1,873,470)     543,079
    Vehicles                                 168,161     (135,372)      32,789      153,492     (121,608)      31,884
    Leased assets                         20,551,292   (6,743,916)  13,807,376   18,801,754   (4,942,571)  13,859,183
    Software                               5,364,541   (4,375,237)     989,304    5,279,755   (3,945,592)   1,334,163
    Others                                   314,455             -     314,455      368,059      (95,452)     272,607
                                         -----------  ------------  ----------  -----------  -----------   ----------
       Total other property, plant and
equipment                                 28,859,566  (13,275,272)  15,584,294   27,019,609  (10,978,693)  16,040,916
                                         -----------  ------------  ----------  -----------  -----------   ----------
 Total property, plant and equipment     143,963,618  (78,612,972)  65,350,646  138,554,462  (69,510,663)  69,043,799
                                         ===========  ============  ==========  ===========  ===========   ==========

b) Depreciation for the period

The depreciation expense breakdown as of September 30, 2004 and 2003 is as follows:


                                               2004                 2003
                                               ThCh$                ThCh$
Operating Costs                              5,749,661            7,657,888
Administration and Selling Expenses            685,081              985,846
                                            -----------          -----------

                           Total             6,434,742            8,643,734
                                            ===========          ===========

c) Leased assets

The Company has purchased the following assets under a financial lease:

                                             2004                                         2003
                           ----------------------------------------     ----------------------------------------
                                          Accumulated                                  Accumulated
 Description               Gross Value    Depreciation    Net Value     Gross Value    Depreciation    Net Value
----------------------     -----------    ------------   ----------    ------------    ------------    ---------
                              ThCh$          ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
 Buildings                  1,756,778       (660,660)     1,096,118      1,755,074       (633,092)     1,121,982
 Plants and equipment      12,269,158     (4,577,177)     7,691,981     10,549,169     (3,144,948)     7,404,221
 Fiber optics network       6,503,817     (1,497,548)     5,006,269      6,497,511     (1,164,531)     5,332,980
 Furniture                     21,539         (8,531)        13,008              -              -              -
                           ----------      ----------     ---------      ---------     -----------     ---------
          Total            20,551,292     (6,743,916)    13,807,376     18,801,754     (4,942,571)    13,859,183
                           ==========     ===========    ==========     ==========     ===========    ==========


Assets acquired under a financial lease are not legally the property of the Company subsidiary until it exercises the option to purchase, and therefore it cannot freely dispose of them.

The main financial lease contracts of the Company and its subsidiaries as of September 30, 2004 are as follows:

                 Supplier                   Average Duration     Average Balance  Type of Asset
                 --------                   ----------------     ---------------  -------------
Cia. de Seguros La Prevision Vida S.A.           25 years         22,8 years       Buildings
Security Leasing                                 25 years         22,8 years       Buildings
Entel S.A.                                       20 years         15,0 years       Fiber optics
IBM de Chile S.A.C.                               3 years          1,1 years       Communications equipment
C.I.T. Leasing                                    3 years          1,6 years       Communications equipment
Sonda S.A.                                        3 years          1,1 years       Communications equipment
Adexus Chile S.A.                                 3 years          0,1 years       Communications equipment
South Hills Datacomm Chile S.A.                   3 years          0,3 years       Communications equipment
Citibank                                          3 years          2,5 years       Communications equipment
Coasin Chile S.A.                                 3 years          0,5 years       Communications equipment
VideoCorp Ltda.                                   3 years          1,6 years       Communications equipment
E-Business Ltda.                                  3 years          2,6 years       Communications equipment
Security Leasing                                  1 year           0,8 years       Communications equipment



NOTE 10 - GOODWILL

The breakdown of goodwill is as follows:

                                                              2004                              2003
                                                  -----------------------------    -----------------------------
                                                      Amount                           Amount
                                                    amortized        Goodwill        amortized         Goodwill
  Taxpayer No.              Company                in the year        balance       in the year        balance
--------------- -------------------------------   ------------     ------------    --------------     ----------
                                                      ThCh$            ThCh$           ThCh$            ThCh$
      USA        Telecommunications
                      Investment Joint Venture             -                -          5,185             1,716
  96.756.140-1   Telsys S.A.                           4,998          105,179          5,061           112,372
  96.969.270-8  Inversiones Proventus S.A.            11,792          285,498         11,911           301,714
  96.937.100-6  Gestion Integral de Clientes S.A.      1,290           31,239          1,303            33,013
                                                     -------          -------         ------           -------
 TOTAL                                                18,080          421,916         23,460           448,815


NOTE 11 - OTHER ASSETS

The balance of other assets as of September 30, 2004 and 2003 is as follows:

                                                   2004             2003
                                                   ThCh$            ThCh$

 Deposits and securities in guarantee             30,694           37,706
 Others                                           40,035                -
                                                  ------           ------
 Total                                            70,729           37,706
                                                  ======           ======



NOTE 12 - SHORT-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

The breakdown of short-term obligations with banks and financial institutions, classified by type of currency is as follows:

                                                    TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                     -------------------------------------------------------------
Taxpayer No.         Bank or          United States   Other foreign    Unidades de  Non-adjustable      TOTAL
              Financial Institution  dollars           currencies        fomento     pesos
------------  ---------------------  --------------   -------------    -----------  --------------   --------------
                                       2004   2003    2004    2003    2004    2003    2004    2003    2004     2003
                                      ThCh$   ThCh$   ThCh$   ThCh$  ThCh$   ThCh$   ThCh$   ThCh$   ThCh$     ThCh$
                                      -----   -----   -----   -----  -----   -----   -----   -----   -----     -----
             Short-term

                                         -       -      -        -      -       -       -       -       -         -
                                         -       -      -        -      -       -       -       -       -         -
                                         -       -      -        -      -       -       -       -       -         -
             Total                       -       -      -        -      -       -       -       -       -         -

             Principal owed              -       -      -        -      -       -       -       -       -         -

             Weighted interest rate      -       -      -        -      -       -       -       -


             Short-term portion of
              long-term

   FOREIGN   Mortgage Payable-Lynch      -     897      -        -      -       -       -       -       -         897
   FOREIGN   Mortgage Payable-PNC
             Trust                       -     598      -        -      -       -       -       -       -         598
   FOREIGN   Mortgage Payable-Gober      -     499      -        -      -       -       -       -       -         499
   FOREIGN   United-House                -   2,576      -        -      -       -       -       -       -       2,576
97.004.000-5 Banco de Chile              -       -      -        -      -    452,883    -       -       -     452,883
97.006.000-6 Banco Credito e
             Inversiones                 -       -      -        -   199,968 206,953    -       -    199,968  206,953
97.036.000-K Banco Santander Santiago    -       -      -        -    20,339  85,807    -       -     20,339   85,807

             Total                       -   4,570      -        -   220,307 745,643    -       -    220,307  750,213

             Principal owed              -   4,570      -        -   214,266 651,191    -       -    214,266  655,761

             Weighted interest rate      -   10.38%     -        -      2.57%   5.57%   -       -


Percentage of obligations in foreign currency:      0.00%

Percentage of obligations in national currency:   100.00%

(1) These amounts correspond to accounting overdraft

NOTE 13 - LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

The long-term obligations with banks and financial institutions maintained by the Company as of September 30, 2004 and 2003 are as follows:

                                                                   Years to maturity                        2004           2003
                                                 --------------------------------------------------  -------------------  ---------
                   Bank or            Currency   More than More than More than More than  More than Total long- Average Total long-
 Taxpayer         financial           or         1 up to 2 2 up to 3 3 up to 5 5 up to 10  10 years  term as of  annual  term as of
   No.           institution          adjustment                                                     financial  interest financial
                                      index                                                          statement   rate    statement
                                                                                                      closing             closing
---------       ------------          ---------- --------- --------- --------- ---------- ---------  ---------- -------- ----------
                                                                                        Amount Term
                                                  ThCh$     ThCh$     ThCh$     ThCh$   ThCh$  ThCh$  ThCh$        %       ThCh$
                                                  -----     -----     -----     -----   -----  -----  -----      -----     -----
  FOREIGN    Banco de la Prov. de
              Buenos Aires               $          -         -         -         -    723,658 2017   723,658       -      735,237
  FOREIGN    Interbanka A.S.             $          -         -         -         -    723,659 2017   723,659       -      735,237
  FOREIGN    Mortgage Payable-Lynch     US$         -         -         -         -          -    -         -       -       46,402
  FOREIGN    Mortgage Payable-PNC
               Trust                    US$         -         -         -         -          -    -         -       -       30,836
  FOREIGN    Mortgage Payable-Gober     US$         -         -         -         -          -    -         -       -       25,703
  FOREIGN    United-House               US$         -         -         -         -          -    -         -       -      237,518
97.004.000-5 Banco de Chile             U.F.        -         -         -         -          -    -         -       -      863,573
97.006.000-6 Banco Credito e
             Inversiones                U.F.     195,931      -         -         -          -    -   195,931  Tab 90+2%   392,464
97.036.000-K Banco Santander Santiago   U.F.      26,696    28,624   63,529  203,763    89,859 2016   412,471      6.90    438,039
97.036.000-K Banco Santander Santiago   U.F.        -         -         -         -          -    -         -           11,439,034
                                                 -------    ------   ------  -------  -------- ---- ---------           ----------
Total                                            222,627    28,624   63,529  203,763 1,537,176      2,055,719           14,944,043


 Percentage of obligations in foreign currency:    0.00%
 Percentage of obligations in national currency: 100.00%


NOTE 14 - PROVISIONS AND WRITE-OFFS

a) Provisions for each period are as follows:

                                                                                      2004                2003
                                                                                     ThCh$               ThCh$
                                                                                     -----               -----
Short-term provisions:

Vacation                                                                           454,526               411,089
Compensation time of services                                                       37,463                32,667
Doubtful provisions allowance by price balance                                     241,057                     -
Other provisions                                                                     7,510                 8,021
                                                                                 ---------             ---------

Total                                                                              740,556               451,777
                                                                                 =========             =========

Long-term provisions:

Related company current accounts                                                   682,795               795,956
Negative shareholders' equity from investment in related companies                 436,791               481,717
                                                                                 ---------             ---------

 Total                                                                           1,119,586             1,277,673
                                                                                 =========             =========

b) Provisions that have been reduced from the respective asset accounts:

Trade accounts receivable                                                        1,027,537             5,441,590
Notes receivable                                                                   128,398             1,583,708
Adjustment of securities to market value                                             1,214                 1,258

c) Write-offs:

Trade accounts receivable and notes receivable                                     832,539               854,540
Related company current accounts                                                    28,096             7,075,218
Doubtful provisions allowance by price balance                                     245,239                     -
Property, plant and equipment                                                            -               254,334

NOTE 15 - OTHER LONG-TERM LIABILITIES

The composition of other long-term liabilities as of each period-end is mainly "deferred income" and the details are as follows:

                                                    2004                                          2003
                                  --------------------------------------       --------------------------------------
                                  Short-term      Long-term        Total       Short-term      Long-term        Total
                                     ThCh$          ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
                                  ----------      ---------        -----       ----------      ---------        -----
Telesat S.A. (1)                    41,387        867,241        908,628         42,049         921,472       963,521
Smartcom S.A. (2)                  887,675      2,592,122      3,479,797        888,475       3,449,033     4,337,508
CTC Mundo S.A. (3)                 171,804              -        171,804         80,912               -        80,912
Cesion de Derechos (4)              46,865      2,233,915      2,280,780              -               -             -
                                 ---------      ---------      ---------      ---------       ---------     ---------
Subtotal (deferred income)       1,147,731      5,693,278      6,841,009      1,011,436       4,370,505     5,381,941

Prepayment cards                         -              -              -         12,920               -        12,920
Others                              64,731              -         64,731         55,140          85,477       140,617

                                 ---------      ---------      ---------      ---------       ---------     ---------

     Total                       1,212,462      5,693,278      6,905,740      1,079,496       4,455,982     5,535,478
                                 =========      =========      =========      =========       =========     =========


(1) The Parent Company has deferred income arising from a trunking and telecommunication signal transmission meaning rental agreement with Telesat S.A.

(2) On April 21, 1997, subsidiary Chilesat S.A. signed a real right to usage and service contract for the fiber optics network it owns with Chilesat Telefonia Personal S.A. (today Smartcom S.A.), with a term of eleven years and six months. That contract was paid through compensation of a loan in favor of Chilesat Telefonia Personal S.A. for the subscription of a capital increase in that company. Income from this service is deferred over the term of the contract.

(3) On June 3, 1998, subsidiary Chilesat S.A. subscribed a preventive and corrective maintenance contract with CTC Mundo S.A. for cable lines and common elements of the fiber optics owned by that company. Income from this service is deferred over the term of the contract, which is seventy one months. This contract was renewed for a 12 month-period starting May 3, 2004 until May 2, 2005.

(4) The corporation maintains differed incomes originated from an assignment of credits kept by Chilesat S.A. with Chilesat Corp S.A. Revenues are delayed in a 51 year term according to the last modification to the Creditors Agreement for the subsidiary Chilesat S.A., dated January 26, 2004.

NOTE 16 - MINORITY INTEREST

The minority interest balance corresponds to the recognition of the portion of shareholders' equity of subsidiaries belonging to third parties. Subsidiaries with this minority interest are as follows:



                                                          2004                                     2003
                                         --------------------------------------    -------------------------------------
                                           Minority       Amount      Statement     Minority      Amount       Statement
               Subsidiary                 percentage                  of income    percentage                  of income
               ----------                 ----------    ----------    ----------   ----------   -----------    ----------
                                              %           ThCh$         ThCh$          %           ThCh$         ThCh$
                                          ----------    ----------    ----------   ----------   -----------    ----------


Telmex S.A.                                 0.0003          143            (1)       0.0003        4,689            98
Telmex Servicios Empresariales S.A.           0.01        2,387            86          0.01        2,483            69
Telecomunications Investment
  Joint Venture                              10.00       59,375             -         10.00       65,483        14,997
Inversiones Proventus S.A.                   45.00     (356,267)      166,523         45.00     (105,667)      209,188
                                           -------     --------       -------        ------     --------       -------
Total                                                  (294,362)      166,608                    (33,012)      224,352
                                           =======     ========       =======        ======     ========       =======


NOTE 17 - SHAREHOLDERS' EQUITY

a) Shareholders' equity accounts have had the following movement in the years ended as of September 30, 2004 and 2003:

     Description                                                                           Other reserves
--------------------                                                       ----------------------------------------------
                                                                                            Accumulated
                                         Reserve for                          Equity       adjustment for
                           Paid-in         capital        Contributed         changes        conversion       Withholding
Movements                  capital       reappraisal        surplus           ADR's          difference          shares
---------------------    -----------     ------------     -----------      -------------   --------------     -----------
                            ThCh$            ThCh$           ThCh$             ThCh$            ThCh$            ThCh$
Historical balances
  as of January 1,
  2003                   186,724,203           -            1,014,561       (4,065,552)       (420,017)             -

Distribution of prior
  year's income               -                -                -                -                 -                -

Accum. Adj. For
  convers. Diff.              -                -                -                -             403,699              -

Price-level
  restatement of
  equity                      -            2,240,690           12,174          (48,787)         (5,040)             -

Loss for the period           -                -                -                -                 -                -
                         -----------       ---------        ---------       -----------       ---------           -----
  Balances as of
    September 30,
    2003 (historical)    186,724,203       2,240,690        1,026,735       (4,114,339)        (21,358)             -
                         -----------       ---------        ---------       -----------       ---------           -----
  Balances restated
    for comparison
    purposes             189,711,790       2,276,541        1,043,163       (4,180,168)        (21,700)             -
                         -----------       ---------        ---------       -----------       ---------           -----


     Description
--------------------
                                             Deficit
                                           development      Loss for
Movements             Accumulated losses     period         the period         Total
--------------------  ------------------  --------------  ---------------  ---------------
                             ThCh$             ThCh$           ThCh$            ThCh$
Historical balances
  as of January 1,
  2003                  (130,321,264)        (28,942)       (13,521,096)       39,381,893

Distribution of prior
  year's income          (13,550,038)         28,942         13,521,096            -

Accum. Adj. For
  convers. Diff.               -                 -               -                403,699

Price-level
  restatement of
  equity                  (1,726,454)            -               -                472,583

Loss for the period            -                 -           (8,147,138)       (8,147,138)
                        ------------        --------        ------------       -----------
  Balances as of
    September 30,
    2003 (historical)   (145,597,756)            -           (8,147,138)       32,111,037
                        ------------        --------        ------------       -----------
  Balances restated
    for comparison
    purposes            (147,927,320)            -           (8,277,492)       32,624,814
                        ------------        --------        ------------       -----------


     Description                                                                           Other reserves
---------------------                                                      ----------------------------------------------
                                                                                            Accumulated
                                         Reserve for                          Equity       adjustment for
                           Paid-in         capital        Contributed         changes        conversion       Withholding
Movements                  capital       reappraisal        surplus           ADR's          difference          shares
---------------------    -----------     ------------     -----------      -------------   --------------     -----------
                            ThCh$            ThCh$           ThCh$             ThCh$            ThCh$            ThCh$
Historical balances
  as of January 1,
  2004                   188,591,445           -           1,024,706        (4,106,208)        184,190             -

Distribution of
  prior year's
  income                      -                -               -                 -                 -               -

Increase of the
  capital with
  emission of
  payment actions            75,254            -               -                 -                 -               -

Accum. Adj. For
  convers. Diff.              -                -               -                 -              (62,993)           -

Withholding shares            -                -               -                 -                  -          (10,049)

Price-level
  restatement of
  equity                      -            3,585,044          19,470         (78,018)             3,500            -

Loss for the period           -                -               -                 -                  -              -
                        -----------        ---------       ---------      -----------         ---------        --------
  Balances as of
    September 30,
    2004                188,666,699        3,585,044       1,044,176      (4,184,226)           124,697        (10,049)
                        -----------        ---------       ---------      -----------         ---------        --------


     Description
--------------------
                                             Deficit
                                           development      Loss for
Movements             Accumulated losses     period         the period         Total
--------------------  ------------------  --------------  ---------------  ---------------
                             ThCh$             ThCh$           ThCh$            ThCh$
Historical balances
  as of January 1,
  2004                   (145,310,014)           -          (9,698,277)       30,685,842

Distribution of
  prior year's
  income                   (9,698,277)           -           9,698,277            -

Increase of the
  capital with
  emission of
  payment actions              -                 -              -                75,254

Accum. Adj. For
  convers. Diff.               -                 -              -               (62,993)

Withholding shares             -                 -              -               (10,049)

Price-level
  restatement of
  equity                 (2,945,158)             -              -               584,838

Loss for the period           -                  -         (3,341,602)       (3,341,602)
                       ------------          --------      ----------        -----------
  Balances as of
    September 30,
    2004               (157,953,449)             -         (3,341,602)       27,931,290
                       ------------          --------      ----------        -----------

The Extraordinary Shareholders' Meeting of the Company, held on September 24, 2003, agreed to increase the stock capital by ThCh$16,500,000 represented by 137,500,000 shares of the same characteristics as the existing shares. With the issuance the stock capital would increase to Ch$ 203,224,202.935 divided into 606,605,851 registered shares of a like and single series, without par value, which must be fully subscribed and paid within three years from the date of the Meeting, empowering the Board to issue and place them. At the September 30, 2004, have been subscribed and paid 582,133 shares, by an ascending amount to ThCh$ 75,254.

Number of shares:

       Series         No. of shares    No. of shares     No. of shares with
                       subscribed         paid              voting rights
----------------    ---------------   ---------------   -------------------

Single series          469,687,984       469,687,984           469,687,984


Capital (amount - ThCh$)

       Series          Subscribed        Paid-in
                        capital          capital
----------------    ---------------   ---------------

Single series          188,666,699       188,666,699

b)   Other Reserves

   - Shareholders' Equity Changes due to ADRs

     According to Notice 1370 from the Superintendencia de Valores y Seguros, under the item Other reserves it is shown the variation of patrimony of the ADRs, which corresponds to the lesser value of emission and expenses for placement and emission during years 1994 and 1995. Dated on September 30, 2004, these balances are presented with the corresponding monetary correction.


                                                        Amount
                               ------------------------------------------
                               of the period      2004           2003
      Description                   M$             M$             M$
----------------------------   -------------   -----------    -----------

Goodwill for sale of shares          -         (2,927,149)    (2,932,812)
Expense by emission of shares        -         (1,257,077)    (1,247,356)
                                -----------    -----------    -----------

   Total                             -         (4,184,226)    (4,180,168)
                                ===========    ===========    ===========


   - Withholding Shares

                                                        Amount
                               ------------------------------------------
                               of the period      2004           2003
      Description                   M$             M$             M$
----------------------------   -------------   -----------    -----------

Waiver                            (10,049)       (10,049)          -
                                  --------       --------       -------

   Total                          (10,049)       (10,049)          -
                                  ========       ========       =======

   - Adjustment for conversion differences:

                                           Amount
                                ---------------------------
Taxpayer No.       Company      for the year    accumulated
-------------   -------------   ------------    -----------
                                    ThCh$          ThCh$

96.628.790-K    Texcom S.A.        (62,993)       124,697
                                   --------       -------
  Total                            (62,993)       124,697



Total Other Reserves 2004          (73,042)     (4,069,578)

NOTE 18 - OTHER NON-OPERATING INCOME AND EXPENSES

The breakdown is as follows:

- Other non-operating income:
                                                   2004         2003
                                                   ThCh$        ThCh$

Insurance liquidation                             37,797          5,863
Reversal of negative shareholder's
  equity Nacs Communications Inc. (1)               -         6,822,838
Reversal of provisions                           256,597        961,667
Rebates from suppliers                              -            27,755
Absorbed net income credit                          -             5,318
Net income on sale of foreign subsidiary         363,033           -
Foreign provider credit purchase               1,338,249           -
Others                                            48,769         38,933
                                               ---------      ---------

  Total                                        2,044,445      7,862,374
                                               =========      =========

- Other non-operating expenses:
                                                   2004         2003
                                                   ThCh$        ThCh$

Labor indemnity (1)                                 -           136,431
Labor indemnity in Chile                         140,416        131,417
Preventive judicial agreement expenses           120,209           -
Study of new projects                             10,523        633,660
Foreign subsidiary expenses                      176,453         66,342
External consulting                              886,697        250,580
Write-off related company                              -      6,167,252
Colomsat S.A. related company write-off           28,096        417,712
  Write-off property, plant and equipment              -        254,334
Closure of foreign subsidiares                         -        281,162
Real estate company restructuring cost           173,917           -
Restructuring expenses                           609,786           -
  Doubtful provisions allowance by
    price balance                                157,496           -
Sale of property, plant and equipment             52,673           -
Others                                           109,434        578,472
                                               ---------      ---------

     Total                                     2,465,700      8,917,362
                                               =========      =========

(1) On May 1, 2003 the Company decided to discontinue its operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has begun liquidation procedure under Chapter VII of that country's legislation.

(2) Dated on April 02, 2004, a Sale and Purchase including Assignment of Claims was signed between Chilesat Corp S.A. y British Telecommunication PLC, through which Chilesat Corp S.A bought from British Telecommunication PLC, the last company selling and transferring the total credit it had against Chilesat S.A. for the concept of international telecommunication services. The price for buying this credit reached the amount of US$1,720,000 (one million seven hundred thousand U.S.A. dollars), amount that shall be paid in the terms stated in said contract.

     By virtue of the Sales and Purchase and Assignment of Claims before mentioned contract, on April, 2004 it was registered, under "Other Incomes, not from Exploitation", a profit of M$1,312,009 (historic), as Chilesat had a provision, higher that the amount of said purchase agreement, for the concept of international telecommunication services rendered by British Telecommunication PLC.

NOTE 19 - PRICE-LEVEL RESTATEMENT

The application of the price-level mechanism is summarized as follows:

                                    Readjustability
  ASSETS (CHARGES) CREDITS               Index          2004           2003
---------------------------------   ---------------  -----------   ------------
                                                        ThCh$         ThCh$
Current assets:
  Time deposits                           UF                514         28,997
  Marketable securities                   CPI              (727)            98
  Trade accounts receivable               CPI           (46,945)       321,973
  Notes receivable                        UF                  -            338
  Notes receivable                        CPI                 -          1,266
  Other receivables                       CPI               340          1,923
  Notes and accounts receivable
    from related companies                UF            251,260        184,054
  Notes and accounts receivable
    from related companies                CPI           123,581         71,137
  Recoverable taxes                       CPI            14,579          9,020
  Prepaid expenses                        CPI             1,518          3,511
  Prepaid expenses                        UF              7,762          5,118
  Other current assets                    CPI             2,475              9
  Other current assets                    UF              3,221          4,545

Property, plant and equipment:            CPI         1,335,181        857,539

Other assets :
  Goodwill                                CPI             7,264          6,036
  Notes and accounts receivable
    from related companies                CPI           400,198        419,163
  Other assets                            CPI                 5              4
  Other assets                            UF                505            431

Expense and cost accounts                 CPI           474,771        143,020
                                                      ---------      ---------

Total (Charges) Credits                               2,575,502      2,058,182
                                                      =========      =========

LIABILITIES - SHAREHOLDER' EQUITY   Readjustability
        (CHARGES) CREDITS                Index          2004           2003
---------------------------------   ---------------  -----------   ------------
                                                        ThCh$         ThCh$
Current liabilities:
  Obligations with banks &
    financial institutions                UF           (191,261)       (15,964)
  Long-term obligations maturing
    within one year                       UF            (30,818)       (42,923)
  Long-term obligations maturing
    within one year                       CPI           (13,621)       (58,934)
  Accounts payable                        CPI           142,378       (216,373)
  Accounts payable                        UF             (4,082)       (60,722)
  Notes payable                           CPI            (8,370)            -
  Notes payable                           UF             (6,589)        (2,413)
  Notes and accounts payable
    to related companies                  UF             (2,556)        (2,177)
  Notes and accounts payable
    to related companies                  CPI          (173,955)      (200,437)
  Provisions                              CPI              (116)        (7,183)
  Income tax                              CPI                87            (53)
  Unearned income                         CPI           (15,789)       (11,365)
  Other current liabilities               CPI              (116)

Long-term liabilities:
  Long-term obligations with banks &
    financial institutions                UF             30,994       (208,003)
  Long-term notes payable                 UF            (78,867)       (93,039)
  Long-term notes payable                 CPI             5,749        (30,533)
  Notes and accounts payable
    to related companies                  UF           (239,454)      (181,408)
  Notes and accounts payable
    to related companies                  CPI          (483,837)      (248,340)
  Long-term provision                     CPI          (178,548)      (120,675)
  Other long-term liabilities             CPI           102,751        (12,105)

Shareholders' equity                      CPI          (584,838)      (480,144)

Income statement accounts                 CPI          (529,103)      (138,880)
                                                     -----------    -----------

Total (Charges) credits                              (2,259,961)    (2,131,671)
                                                     ===========    ===========

Price-level restatement (loss) net income               315,541        (73,489)
                                                     ===========    ===========

NOTE 20 - CONVERSION DIFFERENCES

The application of the conversion difference mechanism is summarized below:

  ASSETS (CHARGES) CREDITS             Currency        2004         2003
----------------------------------     ---------    ----------   -----------
                                                       ThCh$        ThCh$
Current Assets:
  Cash                                 Dollar           2,791       (50,525)
  Time deposits                        Dollar           8,753       (34,245)
  Trade accounts receivable            Dollar          35,539      (940,889)
  Notes receivable                     Dollar             -          (3,503)
  Other receivables                    Dollar             605        59,854
  Notes and accounts receivable
    from related companies             Dollar          44,247      (934,432)
  Prepaid expenses                     Dollar           3,129        (1,605)
  Other current assets                 Dollar          (4,009)          -

Other assets
  Investment in related companies      Dollar          18,855      (332,582)
  Notes and accounts receivable
    from related companies             Dollar         135,915    (2,519,022)
  Other assets                         Dollar             -             276
                                                      -------    -----------

Total (Charges) credits                               245,825    (4,756,673)
                                                      =======    ===========

LIABILITIES - SHAREHOLDERS' EQUITY
       (CHARGES) CREDITS               Currency        2004         2003
----------------------------------     ---------    ----------   -----------
                                                       ThCh$        ThCh$

Current liabilities:
  Obligations with banks &
    financial institutions             Dollar             -           -
  Long-term obligations maturing
    within one year                    Dollar           6,859       502,543
  Accounts payable                     Dollar         (48,063)    1,068,498
  Notes payable                        Dollar          26,857         5,561
  Notes and accounts payable
    to related companies               Dollar         (69,121)    1,179,681
  Provisions                           Dollar           8,017        75,306
  Other current liabilities            Dollar             116             -

Long-term liabilities:
  Long-term notes payable              Dollar        (280,893)      240,134
  Notes and accounts payable
    to related companies               Dollar          19,749     2,041,884
  Long-term provision                  Dollar          (3,254)            -
                                                     ---------    ---------

Total (Charges) Credits                              (339,733)    5,113,607
                                                     =========    =========

Net income (loss) from conversion differences         (93,908)      356,934
                                                      ========      =======

NOTE 21 - CONTINGENCIES AND COMMITMENTS

a) Current contingencies and commitments as of September 30, 2004 are as follows:

-  Direct guarantees:

     Guarantee                    Debtor            Type of           Compromised assets       Balances pending payment as
     creditor                                      guarantee                                   of the closing date of the
                                                                                                  financial statements
                      ---------------------------              ------------------------------  ---------------------------
                            Name          Rel.                        Type         Book value     2004            2003
                                                                                     ThCh$        ThCh$           ThCh$
--------------------  ---------------  ----------  ----------  ------------------  ----------  -----------    ------------
Banco de Credito e      Telmex S.A.    Subsidiary  Industrial  Telecommunications           -      395,899         599,417
Inversiones                                          Pledge        equipment

Banco de Chile            Telmex       Subsidiary   Mortgage     Parcel No. 28,             -            -       1,316,456
                         Servicios                    and          Lo Canas,
                       Empresariales               Industrial  telecommunications
                        S.A. - 2004                  Pledge       equipment and
                           Telmex                                  real estate
                        S.A. - 2003                                branches in
                                                                 their mayority
                                                                 of property of
                                                                  Chilesat S.A.

Entel S.A.              Telmex S.A.    Subsidiary    Pledge      Mutual contract    3,007,645    5,903,341       6,083,954
                                                                   to finance
                                                                 construction of
                                                                  fiber optics
                                                                    network.

Banco Santander           Gestion      Subsidiary   Mortgage       Costanera          541,965      432,810         461,211
Santiago                 Integral                                  Pacifico
                        de Clientes                                buildings
                           S.A.                                   (stores and
                                                                    parking)

                                                     Guarantees liberated
                      ----------------------------------------------------------------------------------
                          2005          Assets        2006          Assets        2007         Assets
                          ThCh$                       ThCh$                       ThCh$
                      ------------  ------------  ------------  ------------  ------------  ------------
Banco de Credito e               -             -             -             -             -             -
Inversiones

Banco de Chile                   -             -             -             -     3,130,410   Propiedades
                                                                                              y Equipos

Entel S.A.                 117,004      Mutuo          127,680      Mutuo          139,330      Mutuo

Banco Santander                  -             -             -             -             -             -
Santiago



Chilesat S.A.

On April 21, Telmex S.A. was constituted as lender and codebtor of its subsidiary Telmex Servicios Empresariales S.A. With the purpose to guarantee Factoring Security S.A., the integral and proper compromise of obligations which were borned of the lease celebrated with this date, whose total amount at September 30, 2004 is UF 53,041,73.

Dated on September 23, 2002, Telmex S.A. made a commercial commitment in favor of IBM stating not to impose charges or surrender to others, its rights to credits arising from the Contract for the Rendering of Services for invoicing and collection of payments signed with VTR Telefonica S.A., for guaranteeing the payment in full and in due time for all the amounts due or to be due arising from the Rental Contract with an option to Buy, but in any case limited to the maximum amount of US$ 371,707.16 at September 30, 2004.

On December 30, 2003, and March 19 and 30, 2004, Telmex S.A. became guarantor and solidary codebtor of its subsidiary Telmex Servicios Empresariales S.A. without limitation whatsoever, in order to guarantee to Servicios Financieros Citibank (Chile) S.A. full and timely compliance of the obligations arising from the lease agreement signed on that date, in the total amount of Thch$ 371,482 as of September 30, 2004.

In order to guarantee compliance of public proposals, Telmex S.A. and its subsidiary Telmex Servicios Empresariales S.A. have granted bank guarantee deposits for ThCh$ 1,669,798.

Chilesat Corp S.A.

On October 28, 2003, Telmex Corp S.A. became guarantor and solidary codebtor of an obligation arising from a promissory note signed by subsidiary Telmex S.A. in favor of Huawei Technologies Investment Co., Ltd. for US$ 496,612.50

On December 4, 2000 and January 12, 2001, Telmex Corp S.A. and Telmex Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Telmex S.A. with IBM S.A.C., for an amount of US$ 11 million, to obligations to this date are, US$ 2,818,983.16

Chilesat Servicios Empresariales S.A.

On September 29, 2003, Telmex Servicios Empresariales S.A. became guaranteed debtor and granted commercial pledge to CIT Leasing Chile Ltda. over all the credits in the Telecommunications Service Agreement with customer Chilexpress S.A. The commercial pledge granted is in order to guarantee full and timely compliance of the obligations assumed by Telmex S.A. in two Rental Agreements dated September 29, 2003 with CIT Leasing Chile Ltda. This pledge will be limited to the equivalent in pesos of US$ 818,297.73

Telsys S.A.

On September 14, 2002, Telsys S.A. granted a commercial pledge to Inversiones Taormina S.A. on the shares of Inversiones Proventus S.A. the price of which is pending payment. This pledge guarantee will be removed monthly or quarterly as applicable, as the price pending payment is paid and prorated amount paid. The lifting will make at the fee payment.

-  Indirect guarantees:

Texcom S.A.

On October 5, 1999, subsidiary Texcom S.A. became guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which as of September 30, 2004 amounted to ThCh$ 537,040. The guarantee was granted by Texcom S.A. three months prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be subject to the outcome of the process of Colomsat S.A.

On May 22, 1997, subsidiary Texcom S.A. provided a guarantee for a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris, which as of September 31, 2004 amounts to ThCh$ 619,891. This guarantee is provided under the same conditions of law 550 described in the previous paragraph. Banco Sudameris presented a complaint against the agreement reached by Colomsat S.A. with its creditors before the Superintendency of Companies of Colombia. This Superintendency rejected such complaint, therefore the bank must restore the guarantee granted by Texcom S.A., which is still pending.

b)   Lawsuits

1) In September 2000, Guyana Telephone & Company Co., Ltd. ("GT&T") filed a complaint against Melbourne International Communications Ltd., Wajay Investment Inc., NACS Communications Inc. and Telmex S.A. before the courts of Florida, USA. In 2002, the Court absolved NACS Communications Inc., but condemned the other three defendants, including Chilesat S.A. This verdict was appealed before the Circuit 11 State Appeals Court of the United States, which finally ordered Chilesat to pay the plainiff the sum of 3,3 million.

     Notwithstanding the above, should GT&T obtain a favorable sentence and try to execute it in respect to Chilesat S.A., the latter could allege both not being propresty served and lack of jurisdiction of the courts in the United States. Therefore GT&T would not be able to collect should they win.

2) On June 10, 2003, subsidiary Telmex S.A. was notified of a complaint presented before the State Court of New York by the Ministry of Post Offices and Telecommunications of Cambodia ("Cambodia") against AT&T Corp., Globus S.A. and Telmex S.A. In this complaint, Cambodia demands from all the defendants as a group, payment of 8 million dollars, plus interest and legal costs, for alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ended in that country and which had not been declared.

     Subsequently, AT&T Corp. reached an agreement with Cambodia, in which the latter ceded to the former part of its alleged litigation rights against Globus S.A. and Telmex S.A.

     An agreement was reached with AT&T Corp., therefore Cambodia began a new lawsuit against Globus S.A. and Telmex S.A. regarding of the rights withhold for itself, process in which each party settled the dispute.

     On January 8, 2004, AT&T Corp. filed an arbitration complaint before the American Arbitration Association against Telmex S.A., in which it claims, on the one hand, payment in the amount of US$1,375,780 corresponding to that paid by AT&T Corp. to Cambodia in virtue of the agreement signed between both companies and on another, an amount exceeding US$2,000,000 plus interest and cost for eventual rights that Cambodia would have against Chilesat S.A. and which were ceded to AT&T Corp., and which would correspond to the accounting rates for the period from September 1999 to December 2000.

     In this case, the Company believes that the arbitration court lacks jurisdiction to rule on the matter, which will be alleged as soon as the mentioned arbitration court is constituted.

3) On November 21, 1997, Telmex S.A. and Telmex Telefonia Personal S.A., today Smartcom S.A., signed an agreement allowing use of the networks and installations of Telmex S.A. for transmission of traffic signals originated from or ending with subscribers of Smartcom S.A., including data and Internet services ("the Agreement"), the term of which expires in December 2008. Telmex S.A. has reached the conviction that the price originally agreed upon has been consumed, and that, for unknown reasons, the obligations that arise from the agreement have become excessively onerous. Therefore, in December 2003 it filed an arbitrary complaint against Smartcom S.A. in which it requests advanced termination of the Agreement, notwithstanding the compensations and/or adjustments determined by the Arbitration Court.

4) Subsidiary Chilesat S.A. is a party in labor lawsuits. Management believes that they will not have a significant effect on the financial statements.

NOTE 22 - NATIONAL AND FOREIGN CURRENCY

ASSETS

            Description                   Currency           Amount 2004        Amount 2003
                                                                ThCh$              ThCh$
---------------------------------   ----------------------   ------------       -----------

Total current assets                                           14,751,123        15,172,944

Cash                                Non-adjustable Ch$            430,817           940,274
                                    US Dollars                     41,258           165,769
                                    Other Currencies               40,879            17,279

Time deposits                       Non-adjustable Ch$                  -           608,596
                                    US Dollars                          -            79,806

Marketable securities               Non-adjustable Ch$              5,041             4,631

Trade accounts receivable           Non-adjustable Ch$          9,373,861         6,686,072
                                    US Dollars                    520,399           593,718

Notes receivable                    Non-adjustable Ch$             98,783           168,281

Other receivables                   Non-adjustable Ch$          1,275,632         1,252,272
                                    US Dollars                          -            91,871
                                    Other Currencies                3,163             8,641

Notes and accounts receivable       Non-adjustable Ch$            226,703                 -
  from related companies

Recoverable taxes                   Non-adjustable Ch$            902,880           875,490
                                    Other Currencies               94,958           140,733

Prepaid expenses                    Adjustable Ch$                234,801           126,797
                                    Non-adjustable Ch$          1,034,030         1,106,809
                                    US Dollars                      1,651            88,093
                                    Other Currencies                    -            16,737

Other current assets                Adjustable Ch$                112,295           102,019
                                    Non-adjustable Ch$            181,255         2,099,056
                                    US Dollars                    172,717                 -

Total property, plant and                                      65,350,646        69,043,799
  equipment

Land                                Non-adjustable Ch$            352,079           350,788
                                    US Dollars                          -           199,995

Constructions and                   Non-adjustable Ch$         28,726,363        31,102,619
  infrastructure works              US Dollars                          -           434,144

Machinery and equipment             Non-adjustable Ch$         20,502,359        20,669,113
                                    US Dollars                    185,551           246,224

Other property, plant and           Non-adjustable Ch$         15,520,515        15,945,650
  equipment                         US Dollars                     63,779            95,266

Total other assets                                                492,955           568,600

Investment in other companies       Adjustable Ch$                    310               310

Goodwill                            Non-adjustable Ch$            421,916           447,099
                                    US Dollars                          -             1,716

Long-term notes and accounts        US Dollars                          -            81,769
  receivable from related
  companies

Other assets                        Adjustable Ch$                 33,662            36,456
                                    Non-adjustable Ch$              5,243             1,250
                                    Other Currencies               31,824                 -

                                    Non-adjustable Ch$         79,057,477        82,258,000
                                    US Dollars                    985,355         2,078,371
                                    Other Currencies              170,824           183,390
                                    Adjustable Ch$                381,068           265,582

CURRENT LIABILITIES

     DESCRIPTION            Currency                    Up to 90 days                              90 days to 1 year
                                         --------------------------------------------  --------------------------------------------
                                                 2004                   2003                   2004                   2003
                                         --------------------  ----------------------  ---------------------  ---------------------
                                                     Average                 Average                Average                Average
                                                      annual                  annual                 annual                 annual
                                            Amount   interest     Amount     interest     Amount    interest    Amount     interest
                                            ThCh$      rate       ThCh$        rate       ThCh$       rate      ThCh$        rate
-----------------------  --------------  ----------  --------  ----------  ----------  ----------  ---------  ---------  ----------
Short-term obligations   US Dollars               -        -            -          -            -         -           -          -
  with banks and
  financial
  institutions

Short-term portion of    Adjustable
  obligations with         Ch$                    -        -            -          -            -         -      62,635  Tab 180+3%
  banks and financial    Adjustable
  institutions             Ch$                    -        -            -          -      199,968  Tab 90+2%    206,953   Tab 90+2%
                         Adjustable
                           Ch$                    -        -            -          -            -         -     452,883  Tab 180+2%
                         Adjustable
                           Ch$                3,520     6.90%       5,686       6.90%      16,819      6.90%     17,486       6.90%
                         US Dollars               -        -        4,570      10.38%           -         -           -          -

Long-term obligations
  maturing within a
  year
  - Leasing              Adjustable
                           Ch$              423,013     7.57%     233,808       7.85%   1,582,734      7.67%  1,075,875       8.41%
  - Leasing              Non-adjustable
                           Ch$               38,693     9.98%           -          -      121,533      9.99%          -          -
  - Leasing              US Dollars         362,789     8.51%     619,789       7.96%     899,942      8.60%  1,935,822       7.96%
  - Importadora
      Fazio S.A.         Adjustable
                           Ch$               15,592    12.00%      12,531      12.00%           -         -       3,085      12.00%
  - Inv. Taormina S.A.   Adjustable
      (Gicsa)              Ch$              108,122    12.00%      28,229      12.00%           -         -       6,257      12.00%
  - Telefonica CTC       Non-adjustable
      Chile S.A.           Ch$               28,068    12.00%      53,245      12.00%           -         -      81,829      12.00%
  - Huawei Tech.         US Dollars          30,832        -            -          -       98,028         -           -          -
  - Customs duties       US Dollars         318,079        -            -          -            -         -     348,322          -
  - Inv. San Fernando                                                                                                     Libor
      Ltda. (Telrad)     US Dollars               -        -            -          -            -         -   1,989,778   180+1,75%
  - Inv. Taormina        Adjustable
      S.A.(Telsys)         Ch$              281,841     6.00%     176,418       6.00%           -         -      61,590       6.00%

Accounts payable         Adjustable
                           Ch$              197,900        -      168,556          -            -         -      36,684          -
                         Non-adjustable
                           Ch$            9,331,966        -    6,656,837          -       44,892         -       8,468          -
                         US Dollars       2,573,682        -    5,341,056          -      369,791         -   1,398,460          -
                         Other
                           Currencies       125,425        -       57,900          -            -         -           -          -

Notes payable            Adjustable
                           Ch$               52,772        -            -          -            -         -           -          -
                         Non-adjustable
                           Ch$               28,138        -       28,588          -            -         -           -          -
                         US Dollars         156,594        -            -          -      353,162         -           -          -

Other payables           Non-adjustable
                           Ch$              354,274        -      422,114          -          825         -         770          -

Notes and accounts       Non-adjustable
  payable to related       Ch$                    -        -            -          -   17,053,729         -       5,827          -
  companies

Provisions               Non-adjustable
                           Ch$               75,853        -          619          -      435,709         -     390,020          -
                         US Dollars         165,205        -            -          -            -         -           -          -
                         Other
                           Currencies        63,789        -       61,138          -            -         -           -          -

Withholdings             Non-adjustable
                           Ch$              654,704        -      491,112          -            -         -           -          -
                         Adjustable
                           Ch$                    -        -            -          -            -         -           -          -
                         US Dollars               -        -            -          -            -         -           -          -
                         Other
                           Currencies         6,267        -       19,254          -            -         -           -          -

Income tax               Non-adjustable
                           Ch$                    -        -            -          -        1,615         -       2,386          -
                         US Dollars              44        -            -          -            -         -           -          -

Unearned income          Non-adjustable
                           Ch$              378,878        -      335,368          -      833,584         -     744,128          -

                         US Dollars       3,607,225             5,965,415               1,720,923             5,672,382
                         Other
                           Currencies       195,481               138,292                       -                     -
                         Adjustable
                           Ch$            1,082,760               625,228               1,799,521             1,923,448
                         Non-adjustable
                           Ch$           10,890,574             7,987,883              18,491,887             1,233,428

LONG-TERM LIABILITIES
2004

     DESCRIPTION            Currency          1 to 3 years          3 to 5 years           5 to 10 years          over 10 years
                                         --------------------  ----------------------  ---------------------  ---------------------
                                                     Average                 Average                Average                Average
                                            Amount    annual      Amount      annual      Amount     annual     Amount      annual
                                            ThCh$      rate       ThCh$        rate       ThCh$       rate      ThCh$        rate
-----------------------  --------------  ----------  --------  ----------  ----------  ----------  ---------  ---------  ----------

Long-term obligations    Non-adjustable
  with banks and           Ch$                    -        -            -          -            -         -   1,447,317          -
  financial              Adjustable                  Tab
  institutions             Ch$              195,931   90 + 2%           -          -            -         -           -          -
                         Adjustable
                           Ch$               85,944     6.90%      68,187       6.90%     218,484      6.90%     39,856       6.90%

Long-term notes payable:
  - Leasing              Adjustable
                           Ch$              634,939     7.94%     411,605       8.73%   1,374,195      8.73%  2,315,287       8.82%
                         US Dollars       1,135,258     7.87%           -          -            -         -           -          -
                         Non-adjustable
                           Ch$               25,050    10.05%           -          -            -         -           -          -
  - Huawei Tech.         US Dollars         158,111        -            -          -            -         -           -          -
  - Inv. Taormina        Adjustable
      S.A.(Telsys)         Ch$              246,397     6.00%           -          -            -         -           -          -

Long-term provisions     US Dollars       1,119,586        -            -          -            -         -           -          -

Other long-term          Non-adjustable
  liabilities              Ch$            2,782,907        -      250,475          -      441,260         -   2,218,636          -

                         Adjustable
                           Ch$            1,163,211               479,792               1,592,679             2,355,143
                         US Dollars       2,412,955                     -                       -                     -
                         Non-adjustable
                           Ch$            2,807,957               250,475                 441,260             3,665,953



LONG-TERM LIABILITIES
2003

     DESCRIPTION            Currency          1 to 3 years          3 to 5 years           5 to 10 years          over 10 years
                                         --------------------  ----------------------  ---------------------  ---------------------
                                                     Average                 Average                Average                Average
                                            Amount    annual      Amount      annual      Amount     annual     Amount      annual
                                            ThCh$      rate       ThCh$        rate       ThCh$       rate      ThCh$        rate
-----------------------  --------------  ----------  --------  ----------  ----------  ----------  ---------  ---------  ----------
Long-term obligations    US Dollars           9,714     9.61%     105,064      10.97%      27,281      8.50%    198,399       8.50%
  with banks and         Non-adjustable
  financial                Ch$                    -        -            -          -            -         -   1,470,474          -
  institutions           Adjustable                  Tab
                           Ch$           11,439,034    180+3%           -          -            -         -           -          -
                         Adjustable                  Tab
                           Ch$              392,465     90+2%           -          -            -         -           -          -
                         Adjustable                  Tab
                           Ch$              863,573    180+2%           -          -            -         -           -          -
                         Adjustable
                           Ch$               51,673     6.90%      59,339       6.90%     190,325      6.90%    136,702       6.90%

Long-term notes payable
  - Leasing              Adjustable
                           Ch$            1,095,042     8.11%     380,146       8.76%   1,269,226      8.76%  2,640,387       8.83%
  - Leasing              US Dollars       1,561,300     7.36%      14,545       5.60%           -         -           -          -
  - Inv. Taormina S.A.   Adjustable
      (Telsys)             Ch$              307,926     6.00%           -          -            -         -           -          -
  - Telefonica CTC       Non-adjustable
      Chile S.A.           Ch$               16,219    12.00%           -          -            -         -           -          -
                                                     Libor
  - Inv. San Fernando    US Dollars         684,976 180+1,75%           -          -            -         -           -          -
      Ltda. (Telrad)

Long-term provisions     US Dollars       1,277,673        -            -          -            -         -           -          -

Other long-term          Non-adjustable
  liabilities              Ch$            2,791,571        -      867,709          -      210,246         -     500,980          -
                         US Dollars          85,476        -            -          -            -         -           -          -


                           Ch$           14,149,713               439,485               1,459,551             2,777,089
                         US Dollars       3,619,139               119,609                  27,281               198,399
                         Non-adjustable
                           Ch$            2,807,790               867,709                 210,246             1,971,454


NOTE 23-SANCTIONS

During the period ended as of September 30, 2004 the Parent Company and its subsidiaries, its Directors and Management have not been sanctioned by the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 24-SUBSEQUENT EVENTS

Between September 30, 2004 and the date of issue of these financial statements, no events of a financial nature or others have occurred, that may significantly the balances or interpretation of these financial statements.

NOTE 25-ENVIRONMENT

Due to the nature of the industry, Head Office and its subsidiaries are not affected by situations that could directly or indirectly affect protection of the environment and therefore there are no disbursements which for this purpose are committed in the future.

                       TELMEX CORP S.A. AND AFFILIATES
                               RELEVANT EVENTS

The essential or relevant events informed to the Insurance and Securities Commission in the period between January 1 and September 30, 2004, are the following:

1.   In a letter dated March 30, 2004, the Company informed the following:

     On March 26, the sale of all shares of the Company's affiliates Texcom S.A. and Texcom Chile S.A. has been carried out, as well as the total sale of the risk bonds that Chilesat Corp S.A. and its affiliates Chilesat S.A., Chilesat Servicios Empresariales S.A., Texcom S.A. and Telecommunications Investment Joint Venture (Telinvest), kept in the affiliate Colomsat S.A. being Restructured, and established and located in Bogota, Colombia.

     Additionally, please be informed that on May 10, 2002, the Insurance and Securities Commission authorized the company not to consolidate, as from the financial statements of March 31, 2002, as it was in the process of being sold.

2.   In a letter dated April 5 of 2004, the Company informed the following:

     In answer to your Official Letter No. 02727, dated April 2, 2004, through this letter we complement our letter dated March 30, 2004, with respect to the sale of all the shares and risk bonds that "Chilesat Corp S.A." and its affiliates kept in the Colombian affiliated company, being
     Restructured:

     a) Amount of the Operation:

        The total amount of the operation at March 26, 2004 reached the fixed sum of US$ 396,901,30., plus an amount that will be established and that is equivalent to sixty percent (60%) of the price that the Purchasing party would receive if, in turn, the latter sells its share in Colomsat S.A. on or before December 31, 2004.

     b) Financial and accounting effects of the aforementioned sale, on the financial statements of Chilesat Corp S.A.:

        In the financial statements of Chilesat Corp S.A. and Affiliates (Consolidated) a non-operating profit is generated for an amount equal to the sale, that is, US$ 396,901.30. as the investment in Colomsat S.A. was registered in $1 because of its negative stockholders' equity and risk bonds and net credits after the restructuring agreement were provisioned as totally uncollectible because their collection was doubtful.

     c) Any other information required for a better understanding of the transaction performed:

        It should be noted that Colomsat S.A. approved a restructuring agreement with its creditors according to Law 550 of Colombia. The company is currently subject to supervision and control by a Supervisory Board.

     d) Indicate accounting classification of investment in the company Colomsat S.A., presented by Chilesat Corp S.A. in its consolidated financial statements.

        On May 10, 2004, the Insurance and Securities Commission approved non-consolidation of the financial statements of Colomsat S.A. in Texcom S.A. and, in turn, in Telex-Chile S.A. (today Chilesat Corp S.A.) as it was in the process of being sold. Therefore, to date its classification has remained in the item "Investment in Related Companies" with a value of $1.

3.   In a letter dated April 29, 2004, the Company informed the following:

     Today the Company received a copy of a notice sent on this same date to the Insurance and Securities Commission and the Stock Exchanges, through which the controlling shareholders of Chilesat Corp S.A., Redes Opticas S.A. and Redes Opticas (Cayman) Corp., have informed that entity, as established in article 12 of Law No. 18.045 and Circular Letter 585 of the aforementioned Commission, the subscription of several agreements with the purpose of transferring the shares of the Company owned by them.

     As expressed in that notice, the following agreements were subscribed, whose copy was also attached, and that inform about the operations summarized below:

     1) On April 28, 2004, an agreement was subscribed for the purchase-sale of shares of Chilesat Corp. S.A., through which the companies Redes Opticas S.A. and Redes Opticas (Cayman) Corp. have transferred to the company Telmex Chile Holding S.A. the total amount of 187,875,194 shares of the Company, representing 40% of the total registered and paid-up shares. The unit price per share amounted to $154.23.

        The aforementioned sale was performed by Redes Opticas S.A. for a total of 70,310,008 shares, and by Redes Opticas (Cayman) Corp. for a total of 117,565,186 shares. As a result of the sale performed by the company Redes Opticas (Cayman) Corp. this entity does not have the title of Company shareholder any more.

     2) Together with subscribing the aforementioned purchase-sale agreement, the companies Redes Opticas S.A. and Telmex Chile Holding S.A. subscribed an instrument called "Promise to Implement the Takeover Bid
        (OPA)", by virtue of which the following was agreed in this connection:

        2.1) The company Telmex Chile Holding S.A. has committed to implement a Takeover Bid, under the terms set forth in Title XXV of Law No. 18.045, in which the acquisition of 100% of the shares in which the capital of the Company is divided and which are not owned by the offerer, will be offered.

     The offer will have the following main characteristics:

        (a)  30-day term

        (b)  the price offered will be $154.23 per share

        (c) it will be a condition for the success of the offer, that the offerer receives the acceptance of a firm sale for at least 45.4301% of the shares issued by the Company.

        2.2) On the other hand, the company Redes Opticas S.A. has committed to sell in the previously mentioned Takeover Bid, the amount of 213,379,654 Company shares, representing 45.4301% of the total shares issued.

        2.3) Finally, to comply with the provisions in letter c) of Article 199 of Law 18.045, the offerer has launched on this date a Bid to buy 50.1% of the shares which the capital of the affiliate Chilesat S.A. is divided into, in which Chilesat Corp S.A. owns 99.997% of the share capital. It is expressly evidenced that the aforementioned offer has been published today in the newspapers
             El Mercurio and Las Ultimas Noticias.

        This offer has the following main characteristics:

        (a)  it is effective from April 30, 2004 to May 19, 2004.

        (b)  the price offered is $156.51 per share.

        (c) a condition for the success of the offer is, among others included in the published notice, that the offerer receives and maintains on its behalf, firm sale orders for a number of shares not less than 50.01% of the total shares issued by Chilesat S.A. and in turn, that the Board of Directors of Chilesat Corp S.A., controller of Chilesat S.A., does not reject this offer.

4.   In a letter dated May 3, 2004, the Company informed the following:

     At a Special Meeting of the Company's Board of Directors held on this same date, it has been agreed that Chilesat Corp S.A. will not participate with the shares of its property, which represent 99.9997% of Chilesat S.A., in the Takeover Bid that Telmex Chile Holding S.A. has launched with respect to the 50.01% of the shares of Chilesat S.A., according to notices published in the newspapers El Mercurio and Las Ultimas Noticias on April 29, 2004.

     To make this decision, the Board of Directors of Chilesat Corp S.A. considered the following:

     a) that the OPA does not contemplate 100% of the shares issued by Chilesat S.A. but only 50.01%, which would imply that, should it be accepted, Chilesat Corp S.A. would continue as a shareholder of Chilesat S.A. but not in its nature of controller any more, situation that is not been deemed convenient as it is not pertinent or consistent with the business strategy of Chilesat Corp S.A. and,

     b) that, according with the information revealed by Telmex Chile Holding S.A. at a public level, the latter will launch a Takeover Bid that will comprise 100% of the shares of Chilesat Corp S.A., which will permit all its shareholders, through the exercise of their sales right, to decide directly and individually on the change of control of the latter, and which in turn will have an indirect effect on the change of control of the affiliate Chilesat S.A.

5.   In a letter dated June 8, 2004, the Company informed the following:

     On April 29, 2004, both Chilesat Corp S.A. and its controlling shareholders Redes Opticas S.A. and Redes Opticas (Cayman) Corp., informed the Insurance and Securities Commission and the Stock Exchanges about the subscription of a series of agreements whose object was to transfer the shares of the Company which belonged to those two companies, to Telmex Chile Holding S.A.

     By virtue of said agreements, Redes Opticas S.A. and Redes Opticas (Cayman) Corp. transferred to the company Telmex Chile Holding S.A. the total amount of 187,875,194 shares of the Company, which represented 40% of the total registered and paid-up shares of the company. Additionally, Redes Opticas S.A. and Telmex Chile Holding S.A. subscribed an instrument called "Promise to Implement the Takeover Bid", by virtue of which the following was agreed in this respect:

     a) The company Telmex Chile Holding S.A. has committed to implement a Takeover Bid, under the terms set forth in Title XXV of Law No. 18.045, in which the acquisition of 100% of the shares in which the capital of the Company is divided into and which are not owned by the offerer, will be offered.

     b) On the other hand, the company Redes Opticas S.A. committed to sell in the aforementioned Takeover Bid, 213,379,654, shares of the Company, representing 45.4301% of the total shares issued.

     According to the notice on the result of the Takeover Bid (OPA) and Control of Chilesat Corp S.A. published by Telmex Chile Holding S.A. on Sunday, June 6, 2004 in the newspapers El Mercurio and Las Ultimas Noticias, the offer has been successful, and Telmex Chile Holding S.A. has stated it has accepted and acquired on that date 278,451,980 shares of Chilesat Corp S.A., which has permitted it to reach an interest share equivalent to 99.28% of the Company's subscribed and paid-up capital.

6.   In a letter dated June 15, 2004, the Company informed the following:

     According to the notice on the result of the Takeover Bid (OPA) and Control of Chilesat Corp S.A. published by Telmex Chile Holding S.A. on Sunday, June 6, 2004 in the newspapers El Mercurio and Las Ultimas Noticias, the offer has been successful, and Telmex Chile Holding S.A. has stated it has accepted and acquired on that date 278,451,980 shares of Chilesat Corp S.A., which has permitted it to reach an interest share equivalent to 99.28% of the Company's subscribed and paid-up capital.

     Due to the above, the current members of the Board of Chilesat Corp S.A. are: Jaime Chico Pardo (Chairman), Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona; the latter had been designated on May 7, 2004 in replacement of Mr. Ricardo Rodriguez Molina.

7.   In a letter dated June 15, 2004, the Company informed the following:

     On June 10, 2004, the members of the Company's Board Messrs. Norberto Morita Kusumoto, Raul Sotomayor Valenzuela, Ignacio Cosentino Ortiz, Fernando Aguero Garces, Jaime Bauza Bauza, Enrique Huidobro Augier, Alejandro Jadresic Marinovic and Heriberto Urzua Sanchez resigned their positions as members of the Board due to the change in property of Chilesat Corp S.A., informed as an Essential Fact on June 8, 2004.

     Due to the above, the current members of the Board of Chilesat S.A. are:
     Jaime Chico Pardo (Chairman), Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona;
     the latter had been designated on May 7, 2004 in replacement of Mr. Ricardo Rodriguez Molina.

8.   In a letter dated June 15, 2004, the Company informed the following:

     On June 10, 2004, the members of the Company's Board Messrs. Norberto Morita Kusumoto, Ricardo Rodriguez Molina, Raul Sotomayor Valenzuela, Ignacio Cosentino Ortiz, Fernando Aguero Garces, Jaime Bauza Bauza, Enrique Huidobro Augier, Alejandro Jadresic Marinovic and Heriberto Urzua Sanchez resigned to their positions as members of the Board due to the change in property of Chilesat Corp S.A., informed as an Essential Fact on June 8, 2004.

     Due to the above, the current members of the Board of Net-Chile S.A. are: Jaime Chico Pardo (Chairman) Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona.

9.   In a letter dated July 1, 2004, the Company informed the following:

     At a Special Meeting held on June 30, 2004, it was decided to cancel the registration of the shares of the aforementioned company in the Securities Registry of the Insurance and Securities Commission.

     Consequently, we will continue with the proceedings established by General Regulation No. 30 to obtain from the Commission the certificate that evidences total compliance with the requirements set forth in said regulation for those effects.

10.  In a letter dated August 13, 2004, the Company informed the following:

     "On August 12, 2004, Telmex Corp S.A. paid 100% of the credit with Banco Santander, for the amount of eleven thousand four hundred and seventy eight million six hundred and forty five thousand nine hundred and sixty pesos ($11,478,645,960).

     Also, on the same date, the credit owed by its affiliate Telmex Servicios Empresariales S.A. to Banco de Chile was paid, and which amounted to one thousand three hundred and twenty four million three hundred and forty one thousand seven hundred and ninety pesos $1,324,341,790.

11.  In a letter dated August 13, 2004, the Company informed the following:

     On August 12, 2004, the total credit that its affiliate Telmex Servicios Empresariales S.A., owed to the Banco de Chile and of which Telmex S.A. was guarantor and joint debtor was paid. It amounted to one thousand three hundred and twenty four million three hundred and forty one thousand seven hundred and ninety pesos ($1,324,341,790).

12.  In a letter dated August 19, 2994, the Company informed the following:

     At a Regular Meeting of the Board held on August 18, 2004, Mr. Alejandro Rojas Pinaud resigned to the position of General Manager of the company. At the same meeting, Mr. Eduardo Diaz-Corona Jimenez resigned to the position of member of the Company's Board.

     "Due to the aforementioned resignations, the Company's Board agreed:
     (i) to designate Mr. Eduardo Diaz-Corona Jimenez as new General Manager of the Company, in replacement of Mr. Alejandro Rojas Pinaud; and (ii) to designate Mr. Alejandro Rojas Pinaud as new Company director in replacement of Mr. Eduardo Diaz-Corona Jimenez."

     We also inform that at the same Board Meeting, Mr. Jaime Chico Pardo resigned to the position of Chairman of the Board, and that Mr. Alejandro Rojas Pinaud was designated to replace him.

13.  In a letter dated August 19, 2004, the Company informed the following:

     At a Regular Meeting of the Board held on August 18, 2004, Mr. Alejandro Rojas Pinaud resigned to the position of General Manager of the company. At the same meeting, Mr. Eduardo Diaz-Corona Jimenez resigned to the position of alternate member of the Company's Board.

     "Due to the aforementioned resignations, the Company's Board agreed:
     (i) to designate Mr. Eduardo Diaz-Corona Jimenez as new General Manager of the Company, in replacement of Mr. Alejandro Rojas Pinaud; and (ii) to designate Mr. Alejandro Rojas Pinaud as new alternate director of the Company in replacement of Mr. Eduardo Diaz-Corona Jimenez."

                        TELMEX CORP. S.A. AND AFFILIATES
           COMPARATIVE ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF SEPTEMBER 30, 2004


I.       EXECUTIVE SUMMARY
         -----------------

         Results of the Period
         ---------------------

         The Net Result of Telmex Corp for the third quarter of 2004 showed an improvement of 60% with respect to the same period of the previous year, reducing its loss from Th$ 8,277,492 to Th$ 3,341,602.

         The company's Operating Result improved by 71% reaching a loss of Th$ 1,888,997 as of September 30, 2004, which compares positively with the loss from the same period in 2003 that amounted to Th$ 6,448,080. This is explained by an increase in the operating margin of 26% (Th$ 2,066,995) and lower administrative and selling expenses of 17%
         (Th$ 2,492,088).

         The non operating consolidated result of Telmex Corp S.A. and Affiliates at September 2004 improved by Th$ 433,088 (21%) with respect to the same period in 2003, which is mainly explained by a decrease in non-operating disbursements amounting to Th$ 6,451,662 that was partially offset by lower non-operating income of Th$ 5,817,929. This was due to the closing of the affiliate Texcom USA in May 2003, which generated a non operating disbursement due to a write off in the current account and a non-operating income due to the reversal of the negative stockholders' equity, both of which occurred in the first semester of 2003.

II.      INCOME STATEMENT
         ----------------

         1)  OPERATING INCOME
             ----------------

         Operating income at the third quarter of 2004 amounted to Th$ 33,155,049, which represents a decrease of 1% in relation to the same period of 2003. This is explained by lower income from correspondents Th$ 1,177,548 and Media Rental Th$ 942,815. These effects were partially offset by increases in the lines of business of Value Added Services of Th$ 768.177 and Other Income, Th$ 474,194.

         2)  OPERATING RESULT
             ----------------

         The operating result of Telmex Corp shows an improvement of Th$ 4,559,083 (71%) with respect to that recorded during the same quarter of 2003. This is mainly explained by a decrease in operating costs of 10% (Th$ 2,468.510), explained by lower correspondent costs (Th$ 1,713,386) and a decrease in the costs of the related company Texcom (Th$ 1,092,461). Also, a drop of 17% (Th$ 2.492.088) occurred in administrative and selling expenses, caused mainly by a decrease in general expenses of Th$ 96,.764, lower costs of Texcom and its affiliates (Th$ 930,160) and a decrease in the provision of accounts receivable of Th$ 606,882.

         3)  NON-OPERATING RESULT
             --------------------

         The consolidated non-operating results of Telmex corp S.A. and Affiliates at September 2004 improved by Th$ 433,088 (21%) with respect to the same period in 2003, which is mainly explained by a decrease in non-operating disbursements of Th$ 6,451,662 that was partially offset by lower non-operating income of Th$ 5,817,929. This is due to the closing of the affiliate NACS communications Inc. in May 2003, which generated a non-operating income due to write off in the current account and non-operating income due to the reversal of the negative stockholder's equity, both during the first semester of 2003.

         4)  NET RESULT
             ----------

         At the third quarter of 2004, the Company recorded a loss of Th$ 3,341,602 (Th$ 4,935,890 better than in the same period of 2003 in which a loss of Th$ 8,277,492 occurred). This variation is mainly explained by a reduction in operating losses of Th$ 4,559,083 (71%) and a decrease in non-operating losses of Th$ 433,088 (21%).

III.     GENERAL CONSOLIDATED BALANCE
         ----------------------------

         The main items of assets and liabilities at September 30, 2004 and 2003, are the following:


                                2004                          2003
ASSETS                          Th$                            Th$

Current Assets               14,751,123                    15,172,944
Net Fixed Assets             65,350,646                    69,043,799
Other Assets                    492,955                       568,600
                            -----------                --------------
        TOTAL ASSETS         80,594,724                    84,785,343
                            ===========                ==============


                                      40




LIABILITIES

Current Liabilities          37,788,371                    23,546,076
Long-term Liabilities        15,169,425                    28,647,465
Minority Interest              (294,362)                      (33,012)
Stockholders' Equity         27,931,290                    32,624,814
                           ------------                --------------
     TOTAL LIABILITIES       80,594,724                    84,785,343
                           ============                ==============

         At September 30, 2004, the consolidated assets of the Company decreased by Th$ 4,190,619 with respect to the same period in 2003. This variation is mainly explained by decreases in Fixed Assets of Th$ 3,693,153 (increase in accumulated depreciation), Current Assets of Th$ 421,821 (decrease in other current assets) and Other Assets of Th$ 75,645 (less documents and accounts receivable from related companies).

         Fixed Assets decreased by Th$ 3,693,153 with respect to the previous period, mainly due to the increase of accumulated depreciation (Th$ 9,102,309) and this is partially offset by increases in Machinery and Equipment (Th$ 4,056,156).

         The negative variation in current assets is explained mainly by a decrease of other current assets (Th$ 1,734,808 as a result of lower leasing operations for Th$ 1,369,335), less time deposits (Th$ 688,402) and less cash (Th$ 610,368). These effects were partially offset by greater debtors from sales (Th$ 2,614,470 mainly due to an increase in the number of national clients and less bad debts),

         Current Liabilities increased by Th$ 14,242,295. This variation is mainly explained by the increase in documents and accounts payable to a related company (Th$ 17,047,902), and was partially compensated by a decrease in long term liabilities due within one year (Th$ 2,317,312),

         The decrease in Long Term Liabilities of Th$ 13,478,040 is mainly caused by the decrease in obligations with banks and financial institutions (Th$ 12,888,324) as a result of the payment of the loan to Banco Santander,

         The decrease of Th$ 4,693,524 of the Stockholders' Equity is mainly due to the accumulated loss of Th$ 10,026,129 that was partially offset by lower losses in the period, of Th$ 4,935,890,

IV.      FINANCIAL INDICES
         -----------------

         The main financial indices and other important items related to the financial statements as of September 2004 and 2003 are the following:

                                                                             2004             2003
                                                                              Th$              Th$

    IV.1 Current Liquidity                                                   0.39              0.64
    IV.2 Acid Ratio                                                          0.39              0.64
    IV.3 Debt Ratio                                                          1.90              1.60
    IV.4 Proportion of Short Term Debt and Total Debt                       71.36%            45.11%


                                      41




    IV.5 Proportion of Long Term Debt and Total Debt                        28.64%            54.89%
    IV.6 Total Assets                                               Th$80,594,724        84,785,343
    IV.7 Operating Income                                           Th$33,155,049        33,556,564
    IV.8 Proportion of Operating Costs and Total Costs                      65.97%            63.96%
    IV.9 Proportion of Adm. and Selling Expenses and Total Costs            34.03%            36.04%
   IV.10 Coverage of Financial Expenses                                     (1.18)            (4.32)
   IV.11 Operating Result                                           Th$(1,888,997)       (6,448,080)
   IV.12 Financial Expenses                                         Th$(1,603,910)       (1,597,166)
   IV.13 Non Operating Result                                       Th$(1,610,753)       (2,043,841)
   IV.14 R.A.I.I.D.A.I.E.                                           Th$ 4,541,747         1,751,651
   IV.15 Result After Taxes                                         Th$(3,341,602)       (8,277,492)



                    ANALYSIS OF IMPORTANT ITEMS AND INDICES


    IV.1   CURRENT LIQUIDITY                          0.39              0.64

         This index decreased, basically due to an increase in current assets of Th$ 14,242,295. In addition, current liabilities decreased (Th$ 421,821),

a) INCREASES AND DECREASES IN CURRENT ASSETS

         OTHER CURRENT ASSETS

         This item decreased by Th$ 1,734,808 explained by less leasing operations and lower guarantee values.

         TIME DEPOSITS

         This item decreased (Th$ 688,402) as a result of the end of operations with the following Banks: Security and Citibank N.Y.

b) INCREASES AND DECREASES IN CURRENT LIABILITIES

         DOCUMENTS AND ACCOUNTS PAYABLE TO RELATED COMPANIES

         Increase of Th$ 17,047,902 mainly produced by Telmex Chile Holding S.A. (Th$ 15,327,853).

    IV.2    ACID RATIO                             0.39             0.64

         This index is equal to that shown in previous point IV.1, due to the fact that the Company and its affiliates have no stock.

    IV.3    DEBT RATIO                             1.90             1.60

         This index increases with respect to the previous period, mainly due to a decrease in stockholders' equity because of higher accumulated losses of Th$ 10,026,129 that were partially offset by lower losses in the period, of Th$ 4,935,890.

    IV.4    PROPORTION BETWEEN SHORT TERM DEBT
            AND TOTAL DEBT                        71.36%           45.11%

         The increase of this index is generated by the increase in current assets (Th$ 14,242,295).

    IV.5    PROPORTION OF LONG TERM DEBT
            AND TOTAL DEBT                        28.64%           54.89%

         The decrease of this index is generated by a drop in long term liabilities (Th$ 13,478,040).

    IV.6    TOTAL ASSETS                Th$  80,594,724   Th$  84,785,343

         The decrease of Th$ 4,190,619 at the third quarter of 2004 with respect to the same period of 2003, is explained by what is mentioned in point III.

    IV.7    OPERATING INCOME            Th$  33,155,049    Th$ 33,556,564

         Operating income decreased by Th$ 401,515 with respect to the same previous period mainly due to what is explained in point II.1.

    IV.8    PROPORTION OF OPERATING COSTS
            AND TOTAL COSTS                       65.97%            63.96%

    IV.9    PROPORTION OF ADM. AND SELLING EXPENSES
            AND TOTAL COSTS                       34.03%            36.04%

   IV.10    COVERAGE OF FINANCIAL EXPENSES        (1.18)            (4.32)

         The decrease of this index is mainly due to a better result before taxes (Th$ 4,992,171).

   IV.11    OPERATING RESULT            Th$  (1,888,997)    Th$(6,448,080)

         The variation of the operating result is explained in point II.2.

   IV.12    FINANCIAL EXPENSES          Th$  (1,603,910)     Th$(1,597,166)

   IV.13    NON OPERATING RESULT        Th$  (1,610,753)     Th$(2,043,841)


         The variation of the non operating result is explained in point II.3.

   IV.14    R.A.I.I.D.A.I.E.             Th$  4,541,747     Th$  1,751,651


         The increase of this index is the result of not having a better result before taxes (Th$ 4,992,171).

   IV.15    RESULT AFTER TAXES           Th$ (3,341,602)     Th$(8,277,492)


         The variation of this result is explained mainly by what is described in point II.4.

                                 PROFITABILITY

STOCKHOLDERS' EQUITY PROFITABILITY
Defined as the ratio of the results and the average stockholders' equity as of the first quarter, corresponds to a -0.11.

ASSETS PROFITABILITY
Defined as the ratio of the result and the average assets as of the third quarter, corresponds to -0.04.

OPERATING ASSETS PROFITABILITY
Defined as the ratio of the operating results and average operating assets at the third quarter, corresponds to -0.023. Current assets and fixed assets are considered operating assets.

PROFIT PER SHARE
Defined as the result of the third quarter divided by the number of registered and paid-up shares at the closing of the period, and corresponds to -0.007.

MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND VALUE OF THE COMPANY'S ASSETS.

As of September 30, 2004, the Company and its affiliates do not present any significant differences that are to be pointed out.


V.       CASH FLOW
        -----------
                                               2004               2003
                                                Th$                Th$

Flow originated by operation activities       (1,667,844)        1,795,500
Flow originated by financing activities       4,183,954          10,708,680
Flow originated by investment activities      (4,593,015)        (10,173,832)
Description of Cash Flow variations


Flow originated by operation activities:
---------------------------------------
Resources generated by the activities of the operation decreased with respect to the same previous period, by Th$ 3,463,344 mainly due to greater payments to suppliers and personnel (Th$ 3,411,983).

Flow originated by financing activities:
---------------------------------------
The decrease of Th$ 6,524,726 is mainly explained by the loan obtained from a related company (Th$ 17,148,929), that was used to pay the loan owed to Banco Santander (Th$ 13,031,987),

Flow originated by investment activities:
----------------------------------------
The resources used by investment activities decreased by Th$ 5,580,817 mainly due to less incorporation of fixed assets, amounting to Th$ 2,557,361 and the decrease of other loans to related companies.

VI.      MARKET RISK ANALYSIS
         --------------------

Financial Risks
---------------
As of September 30, 2004, the Company and its affiliates have no coverage for the rate of exchange. In relation to coverage for interest rates, it should be emphasized that most of the liabilities acquired by the Company are established in fixed rates and a 0.75% is kept with a floating rate (TAB and Libor

The mismatch between assets and liabilities in dollars is the following:

Assets in dollars of the United States                ThUS$        1,618.25

Liabilities in dollars of the United States           ThUS$       12,713.26

The composition by foreign currency of the operating result in percentages on each item is the following:

Operating income                                                     13.07%

Non operating costs                                                  24.58%

Administrative and selling expenses                                   6.25%

RISK OF DEFAULT "With respect to the coverage related to the risk of default in accounts receivable, we may inform that we establish and account for a provision of bad debts on those accounts every month. The above is based on the performance of the recovery of accounts receivable.

The methodology used by the Company includes periods in which the balances in the client's accounts show a low collection expectation, which ensures that the risk of default of the accounts receivable is covered by said policy."

                               TELMEX CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 TELMEX CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer




November 18, 2004